Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

DATED AS OF FEBRUARY 20, 2014

BY AND AMONG

BROOKDALE SENIOR LIVING INC.,

BROADWAY MERGER SUB CORPORATION

AND

EMERITUS CORPORATION

i

Section 9.09	Specific Enforcement; Consent to Jurisdiction	93
Section 9.10	WAIVER OF JURY TRIAL	93
Section 9.11	Severability	94

EXHIBITS

Exhibit A – Articles of Incorporation
Exhibit B – Closing Regulatory Consents
Exhibit C – Voting Agreement

TABLE OF DEFINED TERMS

Adverse Notice	70
Adverse Recommendation Change	70
Affected Employees	77
Affiliate	90
Agreement	1
Applicable Closing Price	90
Articles of Merger	2
Book-Entry Share	3
Case Estimate List	90
Certificate	3
Certificate of Merger	2
Closing	1
Closing Date	1
COBRA	23
Code	8
Committee	79
Company	1
Company 401(k) Plan	78
Company Board	10
Company Bylaws	10
Company Charter	10
Company Common Stock	3
Company Designee	79
Company Disclosure Letter	10
Company Employees	22
Company ERISA Affiliate	23
Company ESPP	8
Company Facilities	30
Company Intellectual Property	28
Company Lease	30
Company Management Agreement	30
Company Management Properties	30
Company Material Adverse Effect	13

Company Owned Real Property	32
Company Permits	19
Company Plans	22
Company Preferred Stock	11
Company Recommendation	12
Company Residence Agreement	36
Company Resident	36
Company Restricted Stock	7
Company SEC Documents	14
Company Shareholder Approval	12
Company Shareholder Termination Payment	86
Company Shareholders Meeting	73
Company Stock Options	7
Company Stock Plan	8
Company Stock Plans	8
Confidentiality Agreement	74
Contract	13
Copyrights	28
Cost Maximum	90
Delaware Secretary of State	2
DGCL	1
Dissenting Shares	9
Effective Time	2
Environmental Laws	35
Environmental Liabilities	35
ERISA	22
Exchange Act	14
Exchange Agent	4
Exchange Fund	4
Exchange Ratio	3
Filed Company SEC Documents	10
Filed Parent SEC Documents	39
Financing	78
Form S-4	14
Fractional Shares Cash Amount	4
GAAP	15

Government Programs	39
Governmental Authority	13
Hazardous Material	35
Health Care Laws	90
HSR Act	14
Indebtedness	91
Indemnified Parties	76
Intellectual Property	28
Intervening Event	71
In-the-Money Company Stock Option	7
IP Licenses	28
IRS	25
Joint Proxy Statement	14
Joint Venture	91
Knowledge	91
Laws	19
Lender Costs	82
Letter of Transmittal	5
Licensing Surveys	38
Liens	10
Medicaid	39
Medicare	39
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Common Stock	3
Multiemployer Plan	23
NYSE	14
Other Party	69
Parent	1
Parent Board	41
Parent Bylaws	40
Parent Charter	40
Parent Charter Amendment	42
Parent Common Stock	3
Parent Convertible Notes	40

v

Parent Disclosure Letter	39
Parent Employees	48
Parent ERISA Affiliate	49
Parent Facilities	56
Parent Intellectual Property	53
Parent IP Licenses	53
Parent Lease	56
Parent Management Agreement	56
Parent Management Properties	56
Parent Material Adverse Effect	42
Parent Owned Real Property	56
Parent Permits	46
Parent Plans	48
Parent Preferred Stock	40
Parent Recommendation	42
Parent Residence Agreement	59
Parent Resident	59
Parent SEC Documents	43
Parent Shareholder Approval	61
Parent Shareholder Termination Payment	87

Parent Shareholders Meeting	73
Patents	28
Permitted Liens	91
Permitted Transaction	69
person	91
Policies	37
Privacy Laws	21
Related Person	35
Release	35
Representatives	68
Restraints	80
Sarbanes-Oxley	20
SEC	14
Securities Act	14
Security Interest	31
Software	28
Stock Issuance	42
Subject Company	69
Subject Company Board	69
Subject Company Shareholder Approval	69

Subsidiary	92
Substitute Designee	79
Superior Proposal	69
Surviving Corporation	1
Takeover Proposal	69
tax returns	28
taxes	27
Termination Date	83
Termination Fee	86
Trade Secrets	28
Trademarks	28
Voting Agreement	1
VWAP of Parent Common Stock	92
WARN Act	37
Washington Secretary of State	2
WBCA	1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 20, 2014, is by and among Brookdale Senior Living Inc., a Delaware corporation (“Parent”), Broadway Merger Sub Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Emeritus Corporation, a Washington corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent, the Company and Merger Sub have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, as a condition and inducement to Parent and Merger Sub entering into this Agreement, Parent and certain shareholders of the Company have entered into a Voting Agreement, a copy of which is attached hereto as Exhibit C (the “Voting Agreement”), pursuant to which such shareholders have agreed to vote all shares of Company Common Stock held by them in favor of the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Washington Business Corporation Act (the “WBCA”) and the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the WBCA and the DGCL.

Section 1.02 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, on a date to be specified by the parties (the “Closing Date”), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036, unless another date or place is agreed to in writing by the parties hereto.

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Section 1.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing articles of merger (the “Articles of Merger”) with the Secretary of State of the State of Washington (the “Washington Secretary of State”) and a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), each executed in accordance with the relevant provisions of the WBCA and the DGCL, respectively, and, as soon as practicable on or after the Closing Date, shall make all other filings or recordings required under the WBCA and the DGCL. The Merger shall become effective at such time as the Articles of Merger and Certificate of Merger are duly filed with the Washington Secretary of State and the Delaware Secretary of State, respectively, or at such other time as Parent and the Company shall agree and shall specify in the Articles of Merger and the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”). This Agreement together with Exhibit A hereto but excluding the other Exhibits and Schedules to this Agreement shall be deemed the “plan of merger” under Chapter 11 of the WBCA and shall be filed with the Articles of Merger pursuant to Section 23B.11.050(1) of the WBCA.

Section 1.04 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the WBCA and the DGCL.

Section 1.05 Charter; Bylaws.

(a) At the Effective Time, the articles of incorporation of the Company shall be amended in their entirety as set forth in Exhibit A to this Agreement, and as so amended shall become the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by the WBCA or other applicable Law (as defined herein).

(b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and as modified to the extent required by the WBCA, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 1.06 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.

Section 1.07 Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.08 Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code.

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Section 1.09 Transaction Structure. The Company shall, if requested by Parent at least ten (10) business days prior to the Company Shareholders Meeting, (a) agree to, and cooperate in the implementation of, certain reorganization transactions by the Company prior to the Effective Time, (b) agree to, and cooperate in the implementation of, any changes to the structure of the transactions contemplated by this Agreement, including adding new parties to the Agreement, and (c) cooperate with Parent with respect to any other reasonable changes regarding the structure of the transactions contemplated herein (in the case of each of the foregoing clauses (a) through (c), such cooperation shall include entering into appropriate amendments to this Agreement and the Company Disclosure Letter); provided, however, that such cooperation and implementation contemplated by this Section 1.09 shall not (w) have any adverse impact on the Company, (x) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock, (y) adversely affect the tax consequences of the Merger to holders of Company Common Stock, or (z) materially impede or delay consummation of the Merger.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES; EXCHANGE OF CERTIFICATES; COMPANY EQUITY AWARDS

Section 2.01 Effect on Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any securities of the Company, Parent or Merger Sub:

(a) Cancellation of Company Securities. Each share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time that is held by any wholly owned Subsidiary of the Company, by Parent or by any Subsidiary of Parent, and each share of Company Common Stock held by the Company, shall automatically be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(b) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(a) and Dissenting Shares and except as provided in Section 2.01(e) with respect to fractional shares) shall automatically be converted into the right to receive 0.95 of a share (the “Exchange Ratio”) of common stock, par value $0.01 per share (the “Parent Common Stock”), of Parent, subject to adjustment as provided in Section 2.01(d) (the “Merger Consideration”). All shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive the Merger Consideration in accordance with Section 2.02 or Fractional Shares Cash Amount in accordance with Section 2.01(e).

(c) Treatment of Merger Sub Common Stock. All common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain as outstanding and shall constitute the only issued and outstanding capital stock of the Surviving Corporation.

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(d) Adjustments. Without limiting the other provisions of this Agreement and subject to Section 5.01, if at any time during the period between the date of this Agreement and the Effective Time, the Company should split, combine or otherwise reclassify the Company Common Stock, or make a distribution in Company Common Stock, or otherwise change the Company Common Stock into any other securities, then (without limiting any other rights of Parent or Merger Sub hereunder), the Exchange Ratio shall be ratably adjusted to reflect any such change. Without limiting the other provisions of this Agreement and subject to Section 5.01, if at any time during the period between the date of this Agreement and the Effective Time, Parent should split, combine or otherwise reclassify the Parent Common Stock, or make a distribution in Parent Common Stock, or otherwise change the Parent Common Stock into other securities, then the Exchange Ratio shall be ratably adjusted to reflect any such change.

(e) Fractional Shares. No certificate or scrip representing a fraction of a share of Parent Common Stock will be issued upon the surrender for exchange of Certificates or Book Entry Shares by virtue of the Merger or pursuant to this Agreement (it being understood that such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent), and in lieu thereof each holder of record of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder of record) shall be entitled to receive in lieu thereof, upon surrender of such holder’s shares of Company Common Stock in the manner set forth in Section 2.02, an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the Applicable Closing Price (the “Fractional Shares Cash Amount”).

Section 2.02 Exchange Fund; Exchange Agent.

(a) Prior to the dissemination of the Joint Proxy Statement to Parent’s stockholders and the Company’s shareholders, Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration as provided in Section 2.01(b). Immediately following the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) such number of shares of Parent Common Stock sufficient to pay the Merger Consideration and (ii) by wire transfer of immediately available funds, an amount in cash sufficient to pay the aggregate Fractional Shares Cash Amount (such shares of Parent Common Stock and cash as deposited with the Exchange Agent, the “Exchange Fund”), in each case, for the benefit of the holders of shares of Company Common Stock. In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2.01, Parent shall promptly deposit, or cause to be deposited, additional shares of Parent Common Stock or cash (by wire transfer of immediately available funds), as applicable, with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, payments of the Merger Consideration and the Fractional Shares Cash Amount out of the Exchange Fund in accordance with this Agreement and the Articles of Merger and the Certificate of Merger. The Exchange Fund shall not be used for any other purpose.

(b) Share Transfer Books. At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of

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shares of Company Common Stock. From and after the Effective Time, persons who held shares of Company Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Effective Time, any Certificates or other shares of Company Common Stock presented to the Exchange Agent or the Surviving Corporation for any reason shall be cancelled and exchanged for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

(c) Exchange Procedures.

(i) As promptly as practicable following the Effective Time (but in no event later than three (3) business days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate (x) a letter of transmittal in customary form (a “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and which Letter of Transmittal shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify, (y) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement, and (z) the method of payment of such holder’s Fractional Shares Cash Amount, if applicable.

(ii) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration (which shall be in uncertificated book entry form unless a physical certificate is requested) for each share of Company Common Stock formerly represented by such Certificate pursuant to the provisions of this Article II, to be mailed or made available for collection by hand, within two (2) business days following the later to occur of (A) the Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) and if applicable, the Fractional Shares Cash Amount, and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration and if applicable, the Fractional Shares Cash Amount as contemplated by this Article II. No interest shall be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable upon the surrender of the Certificates.

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(iii) As promptly as practicable following the Effective Time (but in no event later than two (2) business days thereafter), the Surviving Corporation shall cause the Exchange Agent to issue to each holder of Book-Entry Shares that number of uncertificated whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 2.01(b) in respect of such Book-Entry Shares and pay to such holder the Fractional Shares Cash Amount, as applicable, without such holder being required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent (provided that the holder of the Book-Entry Shares otherwise complies with the Exchange Agent’s customary procedures with respect to securities in book-entry form), and such Book-Entry Shares shall then be canceled. No interest shall be paid or accrued for the benefit of holders of Book-Entry Shares on the Merger Consideration payable in respect of the Book-Entry Shares.

(iv) In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, it shall be a condition of payment that any Certificate surrendered in accordance with the procedures set forth in this Section 2.02(c) shall be properly endorsed or shall be otherwise in proper form for transfer, or any Book-Entry Share shall be properly transferred, and that the person requesting such payment shall have paid any transfer taxes and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such tax either has been paid or is not applicable.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former holders of shares of Company Common Stock on the first (1st) anniversary of the Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock who have not theretofore received any Merger Consideration or Fractional Shares Cash Amount to which they are entitled under this Article II shall thereafter look only to the Surviving Corporation for payment of their claims with respect thereto (without any interest thereon).

(e) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder of shares of Company Common Stock in respect of any part of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

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Section 2.03 Company Stock Options; Company Restricted Stock; ESPP.

(a) Treatment of Company Stock Options.

(i) Treatment of In-the-Money Company Stock Options. At the Effective Time, without any action on the part of any holder or the Company, each In-the-Money Company Stock Option that is outstanding immediately prior to the Effective Time shall be cancelled and automatically converted into the right of the holder to receive a number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to (A) the product of (i) the total number of shares of Company Common Stock subject to such In-the-Money Company Stock Option immediately prior to such cancellation and (ii) the excess of the Applicable Closing Price over the exercise price per share of Company Common Stock of such In-the-Money Company Stock Option, divided by (B) the VWAP of Parent Common Stock, less (C) that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) with a fair market value (as determined by using the VWAP of Parent Common Stock) equal to the minimum amount of any required withholding taxes. For purposes of this Agreement, “In-the-Money Company Stock Option” means each stock option granted under the Company Stock Plans (whether vested or unvested) that is outstanding immediately prior to the Effective Time with an exercise price per share of Company Common Stock that is less than the Applicable Closing Price. If any adjustments are made to the Exchange Ratio pursuant to Section 2.01(d), the parties shall determine in good faith adjustments to the Applicable Closing Price to reflect any such changes; provided, that any such adjustments made to the Applicable Closing Price between the date of this Agreement and the Effective Time shall be made in a manner intended to comply with Section 409A of the Code. Parent will issue (or cause to be issued) a holder’s shares of Parent Common Stock determined in accordance with this Section 2.03(a)(i) to such holder immediately following the Effective Time.

(ii) Treatment of Other Company Stock Options. All stock options granted under the Company Stock Plans (the “Company Stock Options”) that are outstanding immediately prior to the Effective Time (whether vested or unvested) and that are not In-the-Money Company Stock Options will terminate and cease to be outstanding at the Effective Time without any further action by the holder thereof in accordance with the terms of the Company Stock Plans or any agreement evidencing such Company Stock Options, as applicable, without the payment of any consideration in respect thereof.

(b) Treatment of Company Restricted Stock. Immediately prior to the Effective Time, without any action on the part of any holder or the Company, each share of restricted stock granted pursuant to the Company Stock Plans that is then outstanding and unvested (the “Company Restricted Stock”) shall become fully vested and no longer subject to forfeiture and will be treated as a share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time for purposes of Section 2.01(b). At the Effective Time, there shall be no shares of Company Restricted Stock outstanding. Each holder

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of Company Restricted Stock shall be permitted to surrender shares of Parent Common Stock that otherwise would be issued to such holder pursuant to Section 2.01(b) in satisfaction of any required withholding taxes.

(c) Treatment of ESPP. With respect to the Company’s 2009 Employee Stock Purchase Plan (the “Company ESPP”), (i) participation shall be limited to those employees who are participants in the Company ESPP on the date of this Agreement; (ii) no new Purchase Period (as defined in the Company ESPP), other than the Purchase Period in effect as of the date of this Agreement, shall be authorized, continued or commenced on or after the date of this Agreement; (iii) participants in the Company ESPP may not increase their payroll deductions or purchase elections from those in effect on the date of this Agreement; (iv) if the Closing Date occurs prior to the end of the Purchase Period in effect on the date of this Agreement, then the Purchase Date (as defined in the Company ESPP) with respect to such Purchase Period shall be the business day immediately preceding the Closing Date and each then-outstanding purchase right under the Company ESPP shall be used to purchase from the Company shares of Company Common Stock at the applicable price determined under the terms of the Company ESPP (subject to such other pro-rata adjustments as may be necessary to reflect any shortening of the Purchase Period but otherwise treating such Purchase Period as a fully effective and completed Purchase Period for all purposes under the Company ESPP) and such shares of Company Common Stock shall be entitled to receive the Merger Consideration and, with respect to any resulting fractional shares, the Fractional Shares Cash Amount; and (v) the Company ESPP shall terminate, effective upon the Closing Date.

(d) Required Actions. Prior to the Effective Time, the Company will (i) take all actions necessary or desirable to provide for and give effect to the transactions contemplated by this Section 2.03, including, (x) providing notice to each holder of a Company Stock Option and each holder of a share of Company Restricted Stock, in a form reasonably acceptable to Parent, to the treatment of such Company Stock Option or share of Company Restricted Stock as provided in this Section 2.03, and (y) satisfying all applicable requirements of Rule 16b-3(e) promulgated under the Exchange Act and (ii) if requested by Parent, take all actions necessary to terminate the Company’s Amended and Restated 1995 Stock Incentive Plan, the Company’s 2006 Amended and Restated Equity Incentive Plan and/or the Company’s Amended and Restated Stock Option Plan for Non-Employee Directors (each, a “Company Stock Plan” and together, the “Company Stock Plans”) effective as of the Effective Time. The Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all resolutions and other written actions as may be required or desirable to give effect to the provisions of this Section 2.03.

Section 2.04 Withholding Rights. Each of the Surviving Corporation, Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of a Certificate, Book-Entry Share, Company Stock Option or Company Restricted Stock or any participant in the Company ESPP, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code or any provisions of applicable state, local or foreign tax Law. To the extent that amounts are so deducted and withheld by the Surviving Corporation, Parent or the Exchange Agent, such deducted and withheld amounts shall be treated for all purposes of this

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Agreement as having been paid to the holder of the Certificate, Book-Entry Share, Company Stock Option or Company Restricted Stock or participant in the Company ESPP, as applicable, in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Exchange Agent.

Section 2.05 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Agreement.

Section 2.06 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and held by a shareholder who has neither voted in favor of the Merger nor consented thereto in writing and who has properly exercised such shareholder’s appraisal rights in compliance with the provisions of Chapter 23B.13 of the WBCA (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, unless and until such shareholder shall have failed to perfect, or shall have effectively withdrawn or lost such shareholder’s right to appraisal under the WBCA. By virtue of the Merger, all Dissenting Shares shall be cancelled and shall cease to exist and the holders of such Dissenting Shares shall thereafter be entitled only to such rights with respect to such Dissenting Shares as are provided under Chapter 23B.13 of the WBCA; provided, however, that notwithstanding the foregoing, all Dissenting Shares held by a shareholder who shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal shall thereupon be converted into and become exchangeable only for the right to receive, as of the Effective Time, the Merger Consideration for each share of Company Common Stock held by such shareholder without any interest thereon, in the case of Certificates, upon surrender of the Certificate or Certificates that formerly evidenced such shares of Company Common Stock in the manner set forth in this Article II. The Company shall give Parent prompt notice of any notices or demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such notices or demands and any other instruments served pursuant to the WBCA and received by the Company relating to rights to be paid the “fair value” of Dissenting Shares, as provided in the WBCA, and Parent and Merger Sub shall have the right to direct all negotiations and proceedings with respect to any such demands or notices. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any notices or demands for appraisals, offer to settle or settle any demands or approve any withdrawal of any such notices or demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates; provided that any fact or condition disclosed in any section of such disclosure letter in such a way as to make its relevance to a representation or representations made elsewhere in this Agreement or

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information called for by another section of such disclosure letter reasonably apparent shall be deemed to be an exception to such representation or representations or to be disclosed on such other section of such disclosure letter notwithstanding the omission of a reference or cross reference thereto) delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), or (b) as disclosed in the Company SEC Documents filed or furnished by the Company after January 1, 2013 and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”), but excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature; provided, that the exception provided for in this clause (b) shall be applied if, and only if, the nature and content of the applicable disclosure in any such Company SEC Document filed prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.01 Organization, Standing and Corporate Power. The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction) under the Laws of the jurisdiction in which it is formed and has all requisite power and authority to carry on its business as now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not resulted in, and would not reasonably be expected to result in, a Company Material Adverse Effect (as defined herein). The Company has, prior to the date hereof, made available to Parent complete and correct copies of its Restated Articles of Incorporation (the “Company Charter”) and Amended and Restated Bylaws (the “Company Bylaws”) and the charter and bylaws (or comparable organizational documents) of each of its material Subsidiaries, in each case as amended to the date of this Agreement. The Company has made available to Parent correct and complete copies of the minutes of all meetings of shareholders of the Company, the board of directors of the Company (the “Company Board”) and each committee of the Company Board and the board of directors of each of its material Subsidiaries held since December 31, 2010, except for such portions of the minutes of the Company Board or any committee of the Company Board with respect to the consideration by such directors of the possible acquisition of the Company.

Section 3.02 Subsidiaries. Section 3.02 of the Company Disclosure Letter lists all the Subsidiaries of the Company and, for each such Subsidiary, the state of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. Except for Permitted Liens and as set forth on Section 3.02 of the Company Disclosure Letter, all the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all pledges, claims, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”), and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests. Except

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for the capital stock or other equity or voting interests of its Subsidiaries and those equity interests described on Section 3.02 of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock or other equity or voting interests in any person.

Section 3.03 Capital Structure.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 20,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”). At the close of business on February 18, 2014, (i) 48,572,673 shares of Company Common Stock were issued and outstanding (none of which were owned by the Company (as treasury stock or otherwise)), (ii) 5,160,032 shares of Company Common Stock were reserved for issuance in respect of current or future awards pursuant to the Company Stock Plans (of which 3,520,326 shares of Company Common Stock were subject to outstanding Company Stock Options and 1,088,934 were shares of Company Restricted Stock), (iii) 169,490 shares of Company Common Stock were reserved for issuance in respect of current or future awards pursuant to the Company ESPP, and (iv) no shares of Company Preferred Stock were issued or outstanding.

(b) The Company has delivered to Parent a correct and complete list, as of the close of business on February 18, 2014, of all outstanding Company Stock Options and shares of Company Restricted Stock and other rights to purchase or receive shares of Company Common Stock granted under the Company Stock Plans or otherwise, the number of shares of Company Common Stock subject thereto (assuming target performance, if applicable), the vesting schedule, expiration dates and exercise prices thereof, in each case broken down as to each plan, agreement or other arrangement and as to each individual holder. The Company will no later than two (2) business days prior to the anticipated Closing Date, provide an updated list to Parent to reflect any changes thereto, which such list shall be correct and complete as of three (3) business days prior to the anticipated Closing Date. Except as set forth above in this Section 3.03 (or as otherwise provided to Parent pursuant to this Section 3.03(b)), at the close of business on February 18, 2014, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Except as set forth above in this Section 3.03 (or as otherwise provided to Parent pursuant to this Section 3.03(b)), there are no outstanding stock appreciation rights, rights to receive shares of Company Common Stock on a deferred basis or other rights that are linked to the value of Company Common Stock granted under the Company Stock Plans or otherwise. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Plans and the Company ESPP will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c) Except as set forth above in this Section 3.03, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth above in this Section 3.03 (or as otherwise provided to Parent pursuant to Section 3.03(b)), (i) there are not issued, reserved for issuance or outstanding (A) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company or any of its Subsidiaries or (B) any warrants, calls, options or other rights to acquire

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from the Company or any of its Subsidiaries, or any obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any of its Subsidiaries and (ii) there are not any outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Except as set forth on Section 3.03(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any such securities.

Section 3.04 Authority; Noncontravention.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the approval of this Agreement by the affirmative vote of the holders of not less than a majority of the outstanding shares of Company Common Stock entitled to vote (the “Company Shareholder Approval”), to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the Merger, to receipt of the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity). As of the date hereof, the Company Board, at a meeting duly called and held at which all the directors of the Company were present in person or by telephone, duly and unanimously adopted resolutions (i) determining that this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company’s shareholders, (ii) approving and adopting this Agreement and the Voting Agreement and approving the Merger and the other transactions contemplated by this Agreement, (iii) directing that the approval of this Agreement be submitted to a vote at a meeting of the shareholders of the Company and (iv) recommending that the shareholders of the Company approve this Agreement (this clause (iv), the “Company Recommendation”). Other than the Company Shareholder Approval, no other vote of the holders of any class or series of Company capital stock is necessary to approve this Agreement, the Voting Agreement, the Merger or the other transactions contemplated hereby.

(b) The execution and delivery of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement (including, for the avoidance of doubt, the transactions contemplated by the Voting Agreement) and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets

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of the Company or any of its Subsidiaries under, (i) the Company Charter or the Company Bylaws or the comparable organizational documents of any of its Subsidiaries, (ii) except as set forth on Section 3.04(b) of the Company Disclosure Letter, any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit (other than a permit with a Governmental Authority) or license (each, a “Contract”), to which the Company or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (iii) subject to the governmental filings and other matters referred to in Section 3.05, any Law applicable to the Company or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate (A) have not had and would not reasonably be expected to have a Company Material Adverse Effect, (B) would not reasonably be expected to impair in any material respect the ability of the Company to perform its obligations hereunder and (C) would not reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

(c) For purposes of this Agreement, “Company Material Adverse Effect” shall mean any change, effect, event, circumstance, occurrence or state of facts that is materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence or state of facts to the extent relating to (i) the U.S. economy or financial markets in general, (ii) the industry in which the Company and its Subsidiaries operate in general, (iii) the announcement of this Agreement or the transactions contemplated hereby (provided that, for the avoidance of doubt, the exclusion set forth in this clause (iii) and clause (ix) shall not apply to Section 3.04(b), Section 3.05, Section 3.11(a), Section 3.12(i), or Section 3.14(e)(viii) hereof or for purposes of Section 7.02(a) with respect to such provisions); (iv) the failure of the Company to meet its publicly announced earnings guidance for any period, in and of itself (but not the underlying causes thereof); (v) changes in Laws; (vi) changes in accounting principles required by GAAP (as defined herein); (vii) acts of war or terrorism; (viii) changes in the trading price or volume of Company Common Stock (but not the underlying cause for the change), (ix) actions taken by the Company as expressly required by this Agreement; or (x) outbreaks of epidemics or pandemics; provided, that with respect to clauses (i), (ii), (v), (vii) and (x), such change, effect, event, circumstance, occurrence or state of facts (x) does not specifically relate to (or have the effect of specifically relating to) the Company and its Subsidiaries and (y) is not materially more adverse to the Company and its Subsidiaries than to other companies operating in the industry in which the Company and its Subsidiaries operate.

Section 3.05 Governmental Approvals. Except as set forth on Section 3.05 of the Company Disclosure Letter, no consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (each, a “Governmental Authority”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, except (a) the premerger notification and report form under the Hart-Scott-Rodino

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Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) the filing with the SEC of such reports under, and other compliance with, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (c) the filing with the SEC of such reports under, and other compliance with, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (d) the Certificate of Merger to be filed with the Secretary of State of the State of Delaware and the Articles of Merger to be filed with the Secretary of State of the State of Washington and appropriate documents to be filed with the relevant authorities of other states in which the Company is qualified to do business, (e) any Medicare or other required license-related filings including healthcare licenses, all of which (other than “Change in Ownership” transaction notifications or filings, in each case, as required by 42 C.F.R. Section 424.516(e)) are set forth on Section 3.05(e) of the Company Disclosure Letter, (f) a joint proxy statement in preliminary and definitive form to be filed with the SEC relating to the Company Shareholders Meeting and the Parent Shareholders Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included as a prospectus (together with any amendments or supplements thereto, the “Form S-4”), and declaration of effectiveness of the Form S-4, (g) such filings with, and approvals of, the New York Stock Exchange (the “NYSE”) as are required to permit the consummation of the Merger and the listing of the Merger Consideration, (h) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, and (i) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to (x) have a Company Material Adverse Effect, (y) impair in any material respect the ability of the Company to perform its obligations hereunder or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

Section 3.06 Company SEC Documents; No Undisclosed Liabilities.

(a) Except as set forth on Section 3.06(a) of the Company Disclosure Letter, the Company has timely filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the Securities and Exchange Commission (the “SEC”) required to be filed or furnished by the Company since December 31, 2010 (such documents, the “Company SEC Documents”). No Subsidiary of the Company is required to file or furnish, or files or furnishes, any form, report or other document with the SEC. As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information contained in any Company SEC Document has been corrected by a later-filed Company SEC Document that was filed prior to the date hereof. The financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been

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prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied by the Company on a consistent basis during the periods and at the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(b) Except (i) as set forth in the financial statements included in the Company’s Annual Report on Form 10-K filed prior to the date hereof for the year ended December 31, 2012 and the Company’s Quarterly Report on Form 10-Q filed prior to the date hereof for the quarterly period ended September 30, 2013 or on Section 3.06(b) of the Company Disclosure Letter or (ii) as incurred in the ordinary course of business since September 30, 2013, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Section 3.06(b) of the Company Disclosure Letter sets forth a description of all Indebtedness of the Company and its Subsidiaries outstanding as of December 31, 2013. Since December 31, 2013 until the date of this Agreement, neither the Company nor any of its Subsidiaries has incurred any Indebtedness or entered into any guarantee or capital lease that is not reflected on Section 3.06(b) of the Company Disclosure Letter, or modified the terms of any contract or agreement relating to any Indebtedness described on Section 3.06(b) of the Company Disclosure Letter.

Section 3.07 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement will, at the date it is first mailed to the shareholders of the Company and of Parent, at the time of the Company Shareholders Meeting and the Parent Shareholders Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Company or any of its Subsidiaries or other information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion therein, will comply as to form in all material respects with the provisions of the Exchange Act or the Securities Act, as applicable and each such document required to be filed with any Governmental Authority (other than the SEC) in connection with the transactions contemplated herein will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

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Section 3.08 Absence of Certain Changes or Events. Since the date of the most recent audited financial statements included in Filed Company SEC Documents until the date of this Agreement, except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby to Parent, Merger Sub and the Company’s financial and legal advisors, there has not been any change, effect, event, circumstance, occurrence or state of facts that individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 3.08 of the Company Disclosure Letter, since the date of the most recent interim financial statements included in Filed Company SEC Documents until the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would violate the provisions of Section 5.01(a) had such provisions been applicable to the Company and its Subsidiaries as of such date.

Section 3.09 Litigation. Except as set forth on Section 3.09 of the Company Disclosure Letter, there is no suit, action, claim, or proceeding pending or, to the Knowledge of the Company, threatened, and the Company has received no written notice of any investigation pending or threatened, in each case, against the Company or any of its Subsidiaries that (x) individually involves an amount in controversy in excess of $750,000, or (y) in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Authority involving, the Company or any of its Subsidiaries that individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

Section 3.10 Contracts.

(a) Except as set forth on Section 3.10(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, and none of their respective properties or other assets is subject to, any Contract that is of a nature required to be filed as an exhibit to a report or filing under the Securities Act or the Exchange Act, other than any Contract that is filed as an exhibit to the Filed Company SEC Documents.

(b) Section 3.10(b) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement, and the Company has, prior to the date hereof, made available to Parent correct and complete copies (including all material amendments, modifications, extensions, renewals or guaranties) of the following:

(i) all Contracts of the Company or any of its Subsidiaries (A) involving payments by or to the Company or any of its Subsidiaries of more than $750,000 on an annual basis or (B) involving payments by or to the Company or any of its Subsidiaries of more than $100,000 on an annual basis and which may not be terminated by the Company without cause within one year without penalty;

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(ii) all Contracts to which the Company or any of its Subsidiaries is a party, or by which the Company, any of its Subsidiaries or any of its Affiliates is bound, that contain a covenant restricting the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would restrict the ability of Parent or any of its Subsidiaries, including the Surviving Corporation and its Subsidiaries) to compete in any business or with any person or in any geographic area or which prohibits the Company or any of its Subsidiaries from soliciting suppliers anywhere in the world;

(iii) all Contracts of the Company or any of its Subsidiaries with any Affiliate of the Company (other than any of its Subsidiaries) in which the amount involved exceeds $120,000 on an annual basis;

(iv) any (A) Contract to which the Company or any of its Subsidiaries is a party granting any license to Intellectual Property, (B) other license (other than real estate) by the Company or any of its Subsidiaries, in either case of (A) and (B) involving payments of more than $750,000 on an annual basis, and (C) other IP License that is material to the Company and its Subsidiaries, taken as a whole (other than standard form Contracts granting rights to use readily available shrink wrap or click wrap Software having a replacement cost and annual license fee of less than $75,000 in the aggregate for all such related Contracts);

(v) all confidentiality agreements of the Company or any of its Subsidiaries (other than in the ordinary course of business or with respect to potential strategic transactions involving a direct or indirect sale of the Company), agreements by the Company or any of its Subsidiaries not to acquire assets or securities of a third party or agreements by a third party not to acquire assets or securities of the Company or any of its Subsidiaries;

(vi) any Contract of the Company or any of its Subsidiaries involving payments by or to the Company or any of its Subsidiaries, of more than $750,000 on an annual basis that requires consent of or notice to a third party in the event of or with respect to the Merger, including in order to avoid a breach or termination of or loss of benefit under any such Contract;

(vii) all joint venture, partnership or other similar agreements involving co-investment with a third party to which the Company or any of its Subsidiaries is a party;

(viii) any Contract of the Company or any of its Subsidiaries with a Governmental Authority;

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(ix) all material outsourcing Contracts of the Company or any of its Subsidiaries;

(x) all Contracts providing for the indemnification by the Company or any of its Subsidiaries of any person, except for any such Contract that (i) is not material to the Company or any of its Subsidiaries and (ii) was entered into in the ordinary course of business;

(xi) all Contracts pursuant to which any Indebtedness of the Company or any of its Subsidiaries is outstanding or may be incurred (except for such Indebtedness the aggregate principal amount of which does not exceed $750,000);

(xii) all Company Management Agreements;

(xiii) all Contracts of the Company or any of its Subsidiaries with hospice providers, home health providers and therapy providers, (i) not terminable upon 120 days’ notice or less and without cost or penalty, (ii) involving annual amounts exceeding $4,000,000 or (iii) otherwise material to the Company and its Subsidiaries, taken as a whole;

(xiv) all Contracts of the Company or any of its Subsidiaries with a third party payor or in connection with a Government Program regarding the provision of health care services by the Company or any of its Subsidiaries involving annual amounts exceeding $2,500,000 for any particular Company Facility or otherwise material to the Company and its Subsidiaries, taken as a whole;

(xv) all Contracts to which the Company or any of its Subsidiaries is a party relating to the construction or development of, any addition to, or any material improvement project with respect to, any Company Facility or Company Management Property or with respect to any real property that, upon completion, will be a facility owned, leased, subleased and/or operated by the Company and/or any of its Subsidiaries (including, without limitation, pursuant to any management agreement with a third party); and

(xvi) all leases, subleases, licenses or other occupancy agreements pursuant to which the Company or any of its Subsidiaries uses or occupies real property (other than any Company Lease) involving annual amounts exceeding $750,000 or otherwise material to the Company and its Subsidiaries, taken as a whole.

(c) Except as set forth on Section 3.10(c) of the Company Disclosure Letter, (i) none of the Company or any of its Subsidiaries (x) is, or has received written notice or has Knowledge that any other party to any of its Contracts is, in violation or breach of or default (with or without notice or lapse of time or both) under, or (y) has waived or failed to enforce any rights or benefits under any Contract to which it is a party or any of its properties or other assets

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is subject, (ii) to the Knowledge of the Company, there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Contract, and (iii) each such Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company or its Subsidiary, and, to the Knowledge of the Company, each other party thereto, except for violations, breaches, defaults, waivers or failures to enforce rights or benefits, or failures to be in full force and effect or to be legal, valid, binding or enforceable, covered by clauses (i), (ii) or (iii) above that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Compliance with Laws.

(a) Except as set forth on Section 3.11 of the Company Disclosure Letter, the Company and each of its Subsidiaries has been since December 31, 2010, and is in compliance with all statutes, laws, ordinances, rules, regulations, judgments, orders and decrees of any Governmental Authority (collectively, and including, for the avoidance of doubt, Health Care Laws, “Laws”) applicable to it, its properties or other assets or its business or operations, except for such violations or noncompliance that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries have in effect all material permits, licenses, registrations, variances, exemptions, authorizations, operating certificates, franchises, orders, approvals, and similar rights issued by or obtained from all Governmental Authorities (collectively, “Company Permits”) necessary to carry on their businesses as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Company Permit, except for such violation, defaults, terminations, amendments or cancellations that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There is no event which has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the termination, revocation, cancellation, non-renewal or adverse modification of any such Company Permit that individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect. Assuming all notices or consents listed on Section 3.05(e) of the Company Disclosure Letter are made or obtained, the execution and delivery of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any properties or other assets of the Company or any of its Subsidiaries under, any such Company Permit.

(b) Since December 31, 2010, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party service provider acting on behalf of the Company or any of its Subsidiaries, has received, nor otherwise has any Knowledge of, any written notice from any Governmental Authority that (x) alleges or relates to any material violation or noncompliance (or that the Company or any of its Subsidiaries or any such third party service provider is under investigation or the subject of an inquiry by any such

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Governmental Authority for such alleged material noncompliance) with any applicable material Law or (y) would be reasonably likely to result in a material fine, assessment or cease and desist order, or the suspension, revocation or material limitation or restriction of any Company Permit and (ii) neither the Company nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its material noncompliance with, or violation of, any applicable Law.

(c) Except as set forth on Section 3.06(a) of the Company Disclosure Letter, since December 31, 2010, the Company and each of its Subsidiaries has timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Authority, including state health and regulatory authorities and any applicable Federal regulatory authorities, and have timely paid all taxes, fees and assessments due and payable in connection therewith, except where the failure to make such filings or payments would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) The Company and its Subsidiaries have implemented policies, procedures and/or programs designed to ensure that its agents and employees are in material compliance with all applicable Laws, including Laws, directives and opinions of Governmental Authorities relating to advertising, licensing and sales practices.

(e) The Company and each of its officers and directors are in compliance with, and have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. The Company has previously disclosed to Parent all of the information required to be disclosed by the Company and its officers and employees, including the Company’s chief executive officer and chief financial officer, to the Company Board or any committee thereof pursuant to the certification requirements relating to Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

(f) The records, systems, controls, data and information of the Company and its Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or a Subsidiary of the Company or its accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the Company’s system of internal accounting controls. The Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including adopting policies and procedures that: (1) provide reasonable assurance that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and directors of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in accordance with GAAP; (3) provide reasonable assurance that the records of the Company and its Subsidiaries are

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maintained in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the financial statements of the Company and its Subsidiaries. The Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and the Company has made available to Parent copies of any material written materials relating to the foregoing. The Company has established and maintains disclosure controls and procedures required by Rule 13a-15 under the Exchange Act that are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. Since the enactment of Sarbanes-Oxley, none of the Company or any of its Subsidiaries has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 promulgated under the Exchange Act).

(g) The Company and its Subsidiaries have complied, in all material respects, with all applicable security and privacy standards regarding protected health information under the Health Insurance Portability and Accountability Act of 1996 and all applicable state privacy Laws, and with all applicable regulations promulgated under any such legislation (collectively, “Privacy Laws”). To the Knowledge of the Company, the Company and its Subsidiaries, and their respective agents or employees, have been and continue to be in material compliance with the Privacy Laws.

(h) The Company and its Subsidiaries have reported to the Centers for Medicare and Medicaid Services all material information that is required to be reported regarding the current ownership and operation of the Company and its Subsidiaries.

(i) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of its or its Subsidiaries’ current directors, employees, officers or independent contractors (i) has been convicted of any material violation of any Health Care Laws; (ii) has been threatened overtly in writing to be charged with or has been given written notice of any material violation or default of, any Health Care Law, including an actual, pending or threatened formal adverse action, as that term is defined in 42 U.S.C. § 1320a-7e(g); (iii) has been excluded or suspended from participation in any federal healthcare programs, as such term is defined in 42 U.S.C. § 1320a-7b(f); or (iv) has been debarred, suspended, proposed for debarment, declared ineligible, or voluntarily excluded by any Governmental Authority implementing a federal healthcare program.

(j) As applicable, each of the Company and its Subsidiaries is certified for participation in the Medicare or Medicaid program, or other Government Programs, has a current and valid provider contract and provider number(s) with such program, and is in material compliance with the conditions of participation in such program.

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Section 3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a correct and complete list of: all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all other material employee benefit plans, programs, agreements, policies, arrangements or payroll practices, including material bonus plans, employment, consulting or other compensation agreements, collective bargaining agreements, Company Stock Plans, incentive and other equity or equity-based compensation, or deferred compensation arrangements, retirement, pension, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programs (i) maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute for current or former employees of the Company or any of its Subsidiaries (the “Company Employees”) or directors or former directors thereof or to which the Company or any of its Subsidiaries is a party or (ii) with respect to which the Company or any of its Subsidiaries may have direct or indirect liability (collectively, the “Company Plans”).

(b) Correct and complete copies of the following documents, with respect to each of the Company Plans (other than a Multiemployer Plan), have prior to the date hereof, been delivered or made available to Parent by the Company, to the extent applicable: (i) the plan document (or a written summary if the Company Plan is not reduced to writing), any material amendments thereto and related trust documents, insurance contracts or other funding arrangements, in each case, as currently in effect; (ii) the most recent Form 5500 and all schedules attached thereto filed with respect to such Company Plan, and the most recent actuarial report and financial statements, if any, prepared with respect to such Company Plan; (iii) the most recent IRS determination letter, if any; and (iv) the most recent summary plan description (and all summaries of material modifications related thereto) distributed to participants in such Company Plan.

(c) The Company Plans have been maintained in all material respects in accordance with their terms and with all provisions of ERISA, the Code and other applicable Laws, and neither the Company (or any of its Subsidiaries) nor, to the Knowledge of the Company, any “party in interest” or “disqualified person” with respect to the Company Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA that would cause the Company or any of its Subsidiaries to incur any liability for any material amount. Neither the Company (or any of its Subsidiaries) nor, to the Knowledge of the Company, any other fiduciary of any Company Plan has any material liability for breach of fiduciary duty or any other failure to act or comply with applicable Law in connection with the administration or investment of the assets of any Company Plan.

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(d) Each of the Company Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter as to its qualified status under the Code or is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on the favorable opinion or advisory letter issued to the sponsor of such prototype or volume submitter plan. Nothing has occurred since the date of any such letter that would reasonably be expected to adversely affect the qualified status of any such Company Plan or the tax-exemption of any trust related thereto.

(e) None of the Company, its Subsidiaries or any trade or business (whether or not incorporated) that is treated as a single employer, with any of them under Section 414(b), (c), (m) or (o) of the Code (a “Company ERISA Affiliate”) (or was so treated at any time during the six years immediately prior to the date of this Agreement) has (or, in the case of any former Company ERISA Affiliate during the last six years, had at the time it was a Company ERISA Affiliate) any current or contingent liability with respect to (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (ii) any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”).

(f) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Plans (including workers compensation) or by Law (without regard to any waivers granted under Section 412 of the Code), to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension), except where failure to do so has not resulted and would not reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(g) There are no pending actions, claims or lawsuits that have been asserted or instituted against the Company Plans, the assets of any of the trusts under the Company Plans or the sponsor or administrator of any of the Company Plans, or, to the Knowledge of the Company, against any fiduciary of the Company Plans with respect to the operation of any of the Company Plans (other than routine benefit claims), nor does the Company have any Knowledge of facts that could form a reasonable basis for any such action, claim or lawsuit, other than such actions, claims or lawsuits that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(h) None of the Company Plans provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except (i) as may be required under applicable Law, including, without limitation, Section 4980B of the Code (“COBRA”) and which are provided at the sole expense of the participant or the participant’s beneficiary, (ii) benefits through the end of the month of termination of employment, (iii) death benefits attributable to deaths occurring at or prior to termination of employment, (iv) disability benefits attributable to disabilities occurring at or prior to termination of employment, and (v) the right to convert from group coverage to an individual policy that will be maintained at the sole expense of the participant or the participant’s beneficiary. Each of the Company and any Company ERISA Affiliate which maintains a “group health plan” within the

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meaning of Section 5000(b)(1) of the Code has complied with the notice and continuation requirements of Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder, except where the failure to comply individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(i) Except as set forth on Section 3.12(i) of the Company Disclosure Letter or as is required to comply with Section 2.03 and Section 6.08, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either by themselves or when combined with any other event), will (i) result in any payment becoming due to any Company Employee, (ii) increase any benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Company Plan, except to the extent required by Section 411(d)(3) of the Code in respect of the termination of the Company 401(k) Plans, or (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under a Company Plan. Except as set forth in Section 3.12(i) of the Company Disclosure Letter, since January 1, 2013, the Company, including, for purposes of this sentence, the Company Board, any committee thereof, any committee administering a Company Plan and any officer of the Company, has not taken any action to increase the compensation or benefits payable after the date hereof to any Company Employee, which increase may be directly or indirectly, partially or wholly, related to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either by themselves or when combined with any other event).

(j) Neither the Company nor any of its Subsidiaries has a contract, plan or commitment, whether legally binding or not, to create any additional Company Plan or to modify any existing Company Plan, except as required by applicable Law or tax qualification requirement or as necessary to conform a Company Plan to applicable Law.

(k) Except as set forth on Section 3.12(k) of the Company Disclosure Letter, each Company Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is in documentary compliance with, and the Company and its Subsidiaries have, since January 1, 2009, complied in practice and operation with, all applicable requirements of Section 409A of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Company Employee for any tax incurred by such Company Employee, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(l) Any individual who performs services for the Company or any of its Subsidiaries (other than through a contract with an organization other than such individual) and who is not treated as an employee of the Company or any of its Subsidiaries for Federal income tax purposes by the Company or any of its Subsidiaries is not an employee for such purposes, except as individually or in the aggregate, together with any breach or breaches of Section 3.12(c) hereof (without regard to any materiality or Company Material Adverse Effect qualifiers therein), has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(m) Except as set forth in Section 3.12(m) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any contract, agreement or other arrangement providing for the payment of any amount which would not be deductible by reason of Section 162(m) or Section 280G of the Code.

(n) The Company has delivered to Parent a correct and complete list, as of the close of business on February 14, 2014, containing the name of each individual with an account balance in the Company’s Non-Qualified Deferred Compensation Plan and the amount of each such individual’s account balance. The Company will (i) no later than three (3) business days prior to the anticipated Closing Date, provide an updated list to Parent to reflect any changes thereto, which such list shall be correct and complete as of five (5) business days prior to the anticipated Closing Date, and (ii) immediately prior to the Closing Date, provide an additional updated list to Parent effective as of immediately prior to the Closing Date.

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Section 3.13 Taxes.

(a) The Company and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any valid extension of time within which to file), all income, franchise and other material tax returns required to be filed by it, and all such filed tax returns are correct and complete in all material respects. All taxes shown to be due on such tax returns, and all material taxes otherwise required to be paid by the Company or any of its Subsidiaries, have been timely paid. Section 3.13(a) of the Company Disclosure Letter lists each material income or franchise tax return filed with respect to the Company and its Subsidiaries for the preceding three taxable years.

(b) Except as set forth on Section 3.13(b) of the Company Disclosure Letter, all taxes due and payable by the Company and its Subsidiaries have been adequately provided for in the financial statements of the Company and its Subsidiaries (in accordance with GAAP) for all periods covered by such financial statements. No material written deficiency with respect to taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries that has not been paid in full or fully resolved in favor of the taxpayer.

(c) The United States federal income tax returns of the Company and each of its Subsidiaries have been examined by and settled with (or received a “no change” letter from) the Internal Revenue Service (the “IRS”) (or, to the Knowledge of the Company, the applicable statute of limitations has expired) for all years through 2008. All material assessments for taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.

(d) Except as set forth on Section 3.13(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation under any tax allocation or tax sharing agreement or arrangement with any person pursuant to which it may have any obligation to make any payments after the Closing.

(e) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

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(f) Since January 1, 2006, neither the Company nor any of its Subsidiaries has been a member of any consolidated, combined or unitary group other than each such group of which it is a member on the date hereof, and the Company and each of its Subsidiaries that is taxable as a corporation for Federal income tax purposes currently file Federal income tax returns on a consolidated basis with the “affiliated group” (within the meaning of Section 1504 of the Code) of which the Company is the common parent. Neither the Company nor any of its Subsidiaries has any liability for the taxes of any other person (other than the Company or any of its Subsidiaries) under any state, local or foreign Law, as a transferee or successor, by contract, or otherwise.

(g) Except as set forth on Section 3.13(g) of the Company Disclosure Letter, no audits, investigations or other administrative or court proceedings are pending with any taxing authority or court with respect to any Federal, state or local income, franchise or other material taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received by the Company or any of its Subsidiaries. To the Knowledge of the Company, no issue has been raised by any taxing authority in any tax audit within the past five years that is reasonably likely to be material to the Company or any of its Subsidiaries for any period after the Effective Time. Neither the Company nor any of its Subsidiaries has any outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any Federal, state or local income, franchise or other material taxes.

(h) No written claim that could give rise to material taxes has been made within the previous five years by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file tax returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(i) The Company has, prior to the date hereof, made available to Parent correct and complete copies of (i) all income, franchise and other material tax returns of the Company and its Subsidiaries for the preceding three taxable years and (ii) any audit reports issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to income, franchise or other material taxes of the Company or any of its Subsidiaries.

(j) No Liens for taxes exist with respect to any properties or other assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(k) All material taxes required to be withheld by the Company or any of its Subsidiaries (including withholding of taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provision under any foreign Laws) have been withheld, have been or will be duly and timely paid to the proper taxing authority, and have been or will be reported pursuant to applicable tax information reporting Laws.

(l) With respect to any taxable years ending on or before the Closing Date, neither the Company nor any of its Subsidiaries is required to include in income any material adjustment pursuant to Section 481(a) of the Code (or similar provision of state, local or foreign Law) by reason of a voluntary change in accounting method requested prior to the Closing Date,

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and the IRS has not proposed any such material adjustment or change in accounting method. Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, other than any such amount received in the ordinary course of business consistent with past practice, or (iii) cancellation of indebtedness income deferred pursuant to Section 108(i) of the Code.

(m) Except as set forth on Section 3.13(m) of the Company Disclosure Letter, there is no power of attorney given by or binding upon the Company or any of its Subsidiaries with respect to taxes for any period for which the applicable statute of limitations (including any waivers and extensions) has not expired as of the date hereof.

(n) Except as set forth on Section 3.13(n) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii) of the Code.

(o) Except as set forth on Section 3.13(o) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has applied for, received, or has pending any request for a ruling or determination with respect to taxes or commenced negotiations or entered into a closing agreement or other similar agreement relating to taxes with any Governmental Authority.

(p) Except as set forth on Section 3.13(p) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has participated in, or otherwise made a filing with respect to, any “reportable transaction” within the meaning of Treasury Regulations § 1.6011-4(b). Neither the Company nor any of its Subsidiaries is a direct or indirect beneficiary of a guarantee of tax benefits or any other arrangement that has the economic effect of providing a guarantee of tax benefits (including a tax indemnity from a seller or lessee of property, or insurance protection with respect to tax treatment) with respect to any transaction, or formal tax opinion relating to the Company or any of its Subsidiaries.

(q) As of the date of this Agreement, to the Knowledge of the Company, there is no fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(r) For purposes of this Agreement, (i) “taxes” shall mean taxes of any kind (including those measured by or referred to as income, franchise, gross receipts, sales, use, ad valorem, profits, license, withholding, payroll, employment, excise, escheat, severance, stamp, occupation, premium, value added, property, windfall profits, customs, duties or similar fees, assessments or charges of any kind whatsoever) together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority with respect thereto, domestic or foreign, and shall include any transferee or successor liability in respect of taxes (whether by contract or otherwise) and any several liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined, unitary or similar group and (ii) “tax

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returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to, filed or required to be filed with any taxing authority with respect to taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 3.14 Intellectual Property; Software.

(a) As used herein: (i) “Intellectual Property” means all U.S. and foreign (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans and other distinctive indicia of origin, together with goodwill, registrations and applications relating to the foregoing (“Trademarks”); (b) patents and pending patent applications, invention disclosure statements, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof, any counterparts claiming priority therefrom and like statutory rights (“Patents”); (c) registered and unregistered copyrights (including those in Software), rights of publicity and all registrations and applications to register the same (“Copyrights”); and (d) confidential technology, know-how, inventions, processes, formulae, algorithms, models and methodologies (“Trade Secrets”); (ii) “IP Licenses” means all Contracts (excluding “click-wrap” or “shrink-wrap” agreements or agreements contained in “off-the-shelf” Software or the terms of use or service for any Web site) pursuant to which the Company and its Subsidiaries have acquired rights in (including usage rights) to any Intellectual Property, or licenses and agreements pursuant to which the Company and its Subsidiaries have licensed or transferred the right to use any Intellectual Property, including license agreements, settlement agreements and covenants not to sue; (iii) “Software” means all computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, databases and compilations, including any and all electronic data and electronic collections of data, all documentation, including user manuals and training materials, related to any of the foregoing and the content and information contained on any Web site; and (iv) “Company Intellectual Property” means the Intellectual Property and Software held for use or used in the business of the Company or its Subsidiaries as presently conducted.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth, for the Intellectual Property owned by the Company and its Subsidiaries, a complete and accurate list of all U.S., state and foreign: (i) Patents issued or pending; (ii) Trademark registrations and applications for registration (including Internet domain name registrations) and material unregistered trademarks and service marks; and (iii) material Copyrights, and Copyright applications and registrations.

(c) The Company, or one of its Subsidiaries, owns or possesses all licenses or other legal rights to use, sell or license all material Company Intellectual Property, free and clear of all Liens (other than Permitted Liens), except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole.

(d) All material Trademark registrations and applications for registration, material Patents issued or pending and material Copyright registrations and applications for registration owned by the Company and its Subsidiaries are valid and subsisting, in full force and effect and have not lapsed, expired or been abandoned, and, to the Knowledge of the Company, are not the subject of any opposition filed with the United States Patent and Trademark Office or any other intellectual property registry.

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(e) Except as set forth on Section 3.14(e) of the Company Disclosure Letter:

(i) to the Knowledge of the Company, no unresolved claims or threat of claims within the three (3) years prior to the date of this Agreement, have been asserted in writing by any third party against the Company or any of its Subsidiaries related to the use in the conduct of the businesses of the Company and its Subsidiaries that the Company Intellectual Property or the conduct of the business of the Company and its Subsidiaries infringes, misappropriates or dilutes any Intellectual Property rights of any third party;

(ii) to the Knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries does not infringe, misappropriate or dilute any Intellectual Property rights of any third party, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole;

(iii) to the Knowledge of the Company, no third party is infringing, misappropriating or diluting any Company Intellectual Property, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole;

(iv) no settlement agreements, consents, judgments, orders, forbearances to sue or similar obligations limit or restrict the Company’s or any Subsidiary’s rights in and to any Company Intellectual Property, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole;

(v) the Company and its Subsidiaries have not licensed or sublicensed their rights in any Company Intellectual Property, or received or been granted any such rights (except pursuant to “click wrap” or “shrink wrap” agreements or agreements contained in “off the shelf” Software or the terms of use or service for any Web site) other than pursuant to the IP Licenses;

(vi) to the Knowledge of the Company, there is no default under any of the IP Licenses by the Company or any of its Subsidiaries or, by the other party thereto, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole;

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(vii) the Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets; and

(viii) the consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company’s and its Subsidiaries’ rights to own or use any of the Company Intellectual Property or obligate them to pay any royalties or other amounts to any third party in excess of the amounts payable by them prior to the Closing, nor will such consummation require the consent of any third party in respect of any Company Intellectual Property, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole.

Section 3.15 Real Property.

(a) Section 3.15(a) of the Company Disclosure Letter lists: (a) each of the facilities owned, leased, subleased or operated (excluding facilities operated by the Company or any Subsidiary of the Company pursuant to a Company Management Agreement) by the Company and its Subsidiaries (the “Company Facilities”) and whether such Company Facilities are owned, leased or subleased by the Company and its Subsidiaries, (b) the street address of each such Company Facility, and (c) the landlord and owner of each such Company Facility (each lease or sublease pursuant to which the Company or any of its Subsidiaries lease all or part of a Company Facility, a “Company Lease”). The Company has, prior to the date hereof, made available to Parent complete and accurate copies of the Company Leases (including all amendments, modifications and supplements thereto), information regarding the licensed capacity of each such Company Facility, along with, to the extent in the Company’s possession and control and relating to Leased Company Facilities: any title insurance policies; surveys; environmental assessment and similar reports, and any subleases, licenses or agreements (including any material amendments or modifications thereto) providing for payments in excess of $250,000 on an annual basis and granting to any other party the right of use, management or occupancy of any portion of the real property and improvements that are the subject of such Company Lease. Except as set forth in Section 3.15(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries, pursuant to any agreement or other arrangement under which payments exceed $250,000 on an annual basis, leases, subleases or otherwise permits the occupancy by any third party (other than the Company Residents) of all or any portion of any of the Company Facilities.

(b) Except as set forth on Section 3.15(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any agreement pursuant to which the Company or any of its Subsidiaries operates or manages any real property on behalf of any party other than the Company or any of its Subsidiaries (each agreement required to be set forth in Section 3.15(b)(i) of the Company Disclosure Letter, a “Company Management Agreement”). Section 3.15(b)(ii) of the Company Disclosure Letter sets forth a list of the common name and address of each facility that is the subject of a Company Management Agreement as of the date of this Agreement (such facilities, the “Company Management Properties”). Neither the Company nor any Subsidiary of the Company is in receipt of any fees under any Company Management Agreement paid more than 30 days before such fees are due and payable.

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(c) With respect to each Company Lease, except as set forth in Section 3.15(c) of the Company Disclosure Letter or except as would not reasonably be expected to result in, individually or in the aggregate, material costs or liabilities to, or other material negative impact on, the Company and its Subsidiaries, taken as a whole:

(i) such Company Lease is legal, valid, binding, enforceable and in full force and effect, subject to bankruptcy, insolvency, reorganization, moratoriums or similar Laws now or hereafter in effect relating to creditor’s rights generally or to general principles of equity;

(ii) neither the Company nor any Subsidiary nor, to the Knowledge of the Company, any other party, is in material breach or violation of, or material default under, any such Company Lease, and no event has occurred, is pending or, to the Knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default by the Company or any Subsidiary or, to the Knowledge of the Company, any other party under such Company Lease;

(iii) all leased Company Facilities are supplied with utilities and other services adequate for the operation of said leased Company Facilities and are in good repair and working order sufficient for normal operation of the Company’s business, subject to normal wear and tear, and adequate and suitable for the purposes for which they are presently being used;

(iv) to the Knowledge of the Company, each of the leased Company Facilities has unlimited access to and from publicly dedicated streets, the responsibility for maintenance of which has been accepted by the appropriate Governmental Authority;

(v) to the Knowledge of the Company, no mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law) (collectively, “Security Interest”), easement, covenant or other restriction or title matter applicable to the real property subject to any such lease, other than Permitted Liens, would reasonably be expected to materially impair the current uses or the occupancy by the Company or a Subsidiary of the property subject thereto;

(vi) there are no material disputes, oral agreements or forbearance programs between the Company or the applicable Subsidiary and the lessor with respect to such Company Lease;

(vii) there are no outstanding options or rights of any party (other than the Company or its Subsidiaries) to terminate such Company Lease prior to the expiration of the term thereof (except for termination rights following a casualty, condemnation, default or similar event);

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(viii) to the Knowledge of the Company, all material components of all improvements located on or included with any real property subject to such Company Lease, including, without limitation, the roofs and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, mechanical, sewer, waste water, storm water, paving and parking equipment, systems and facilities included therein, are, in all material respects, in good working condition and order (ordinary wear and tear excepted) and free from material structural or other material defects, adequate for the operation of such buildings and improvements for the purposes for which they are presently being used and the Company has maintained or caused to be maintained the same substantially in accordance with the terms of the Company Lease;

(ix) no portion of any real property or improvements located thereon that is the subject of such Company Lease has, during the term of such Company Lease, suffered any damage by fire or other casualty loss which has not heretofore been completely repaired and restored in accordance with the terms of such Company Lease except as would not, individually or in the aggregate, reasonably be expected to materially interfere with the use of such leased Company Facility for the purposes for which they are presently being used; and

(x) there are no (i) to the Knowledge of the Company, pending or threatened condemnation proceedings relating to the real property that is the subject of such Company Lease, or (ii) pending or, to the Knowledge of the Company, threatened litigation, claims, actions, suits, proceedings, investigations or administrative actions relating to such Company Lease or the real property and/or improvements that are the subject thereof.

(d) With respect to each parcel of real property owned by the Company and its Subsidiaries (each, a “Company Owned Real Property”), except as set forth on Section 3.15(d) of the Company Disclosure Letter or except as would not reasonably be expected to result in, individually or in the aggregate, material costs or liabilities to, or other material negative impact on, the Company and its Subsidiaries, taken as a whole:

(i) the Company or the Subsidiary that is the record owner thereof has good and clear record and marketable title to such Company Owned Real Property, free and clear of any Security Interest, easement, covenant or other restriction or title matter applicable to such Company Owned Real Property, other than Permitted Liens, which would reasonably be expected to materially impair the current uses or the occupancy by the Company or a Subsidiary of the property subject thereto;

(ii) all owned Company Facilities are supplied with utilities and other services adequate for the operation of said owned Company

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Facilities and are in good repair and working order sufficient for normal operation of the Company’s business, subject to normal wear and tear, and adequate and suitable for the purposes for which they are presently being used;

(iii) to the Knowledge of the Company, each of the owned Company Facilities has unlimited access to and from publicly dedicated streets, the responsibility for maintenance of which has been accepted by the appropriate Governmental Authority;

(iv) there are no (i) pending or, to the Knowledge of the Company, threatened condemnation proceedings relating to such Company Owned Real Property or (ii) pending or, to the Knowledge of the Company, threatened litigation, claims, actions, suits, proceedings, investigations or administrative actions relating to such Company Owned Real Property;

(v) except as would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the use or operation of the Company Owned Real Property or the business conducted or proposed to be conducted at the Company Owned Real Property, the existing buildings and improvements located on such Company Owned Real Property are located entirely within the boundary lines of such Company Owned Real Property or on permanent easements on adjoining land benefiting such Company Owned Real Property and may lawfully be used under applicable zoning and land use laws (either as of right, by special permit or variance, or as a grandfathered use) for the purposes for which they are presently being used, and such Company Owned Real Property is not located within any flood plain or subject to any similar type restriction for which any permits or licenses, if any, necessary to the use thereof have not been obtained;

(vi) there are no outstanding options or rights of first refusal to purchase such Company Owned Real Property, or any portion thereof or interest therein;

(vii) neither the Company nor any Subsidiary has received written notice of any, and to the Knowledge of the Company there is no, proposed or pending proceeding to change or redefine the zoning classification of all or any portion of such Company Owned Real Property;

(viii) to the Knowledge of the Company, the material improvements and mechanical and utility systems, including, without limitation, the roofs and structural elements of any buildings or structures and the heating, ventilation, air conditioning, plumbing, electrical, mechanical, sewer, waste water, storm water and parking systems and facilities serving the buildings and other improvements located on such Company Owned Real Property, are, in all material respects, in good working condition and order (ordinary wear and tear excepted) and free from material structural or other material defects adequate for the operation of such buildings and improvements for the purposes for which they are presently being used;

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(ix) such Company Owned Real Property is assessed by local property assessors as a tax parcel or parcels separate from all other tax parcels;

(x) no portion of such Company Owned Real Property has, during the Company’s or the applicable Subsidiary’s ownership, suffered any damage by fire or other casualty loss which has not heretofore been completely repaired and restored to its original condition (ordinary wear and tear excepted), except as would not, individually or in the aggregate, reasonably be expected to materially interfere with the use of such Company Owned Real Property for the purposes for which they are presently being used;

(xi) such Company Owned Real Property is in material compliance with the terms and provisions of any restrictive covenants, easements, or agreements affecting such Company Owned Real Property; and

(xii) the Company has made available to Parent complete and accurate copies of all of the following materials relating to such Company Owned Real Property, to the extent in the Company’s possession or control: title insurance policies; deeds; surveys; environmental assessment and similar reports, and leases, subleases, licenses or agreements (including any material amendments or modifications thereto) granting to any other party the right of use or occupancy of any portion of such Company Owned Real Property and providing for payments in excess of $250,000 on an annual basis.

(e) Except as set forth on Section 3.15(e) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries has engaged any party other than the Company or any of its Subsidiaries to operate or manage any of the Company Facilities pursuant to any agreement that remains in effect as of the date hereof.

Section 3.16 Environmental Matters. Except as set forth on Section 3.16 of the Company Disclosure Letter or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect in the case of clauses (b), (c) and (d) below (it being agreed that clause (a) below shall not be qualified by a Company Material Adverse Effect), (a) no material written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no material action, claim, suit, proceeding or review or investigation is pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened by any person against, the Company, any of its Subsidiaries or any person whose liability the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law with respect to any matters relating to or arising out of any Environmental Law; (b) the Company and its Subsidiaries have been and are in compliance with all Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required for its operations under applicable Environmental Laws; (c) the Company and its Subsidiaries do not have any

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Environmental Liabilities and, to the Knowledge of the Company or any of its Subsidiaries, no facts, circumstances or conditions relating to, arising from, associated with or attributable to (i) any real property currently or formerly owned, operated or leased by the Company or its Subsidiaries or operations thereon or (ii) any person whose liability the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law would reasonably be expected to result in

Environmental Liabilities; and (d) with respect to any real property currently owned or leased by the Company or its Subsidiaries or, to the Knowledge of the Company, formerly owned or leased by the Company or its Subsidiaries, there have been no Releases of Hazardous Materials that have or are reasonably likely to result in a claim against the Company or its Subsidiaries.

As used in this Agreement, the term “Environmental Laws” means all Federal, state, local and foreign statutes, Laws, judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits and governmental agreements relating to the protection of the environment or human health and safety, including Laws relating to Releases or threatened Releases of Hazardous Materials into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, release, transport or handling of Hazardous Materials.

As used in this Agreement, the term “Environmental Liabilities” with respect to any person means any and all liabilities of or relating to such person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, including contractual, which (i) arise under applicable Environmental Laws or with respect to Hazardous Materials and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date.

As used in this Agreement, the term “Hazardous Material” means all substances or materials regulated or designated as hazardous, toxic, explosive, dangerous, flammable, radioactive, solid or hazardous waste, or a pollutant or contaminant under any Environmental Law, or which may result in liability arising from injury to persons, property or natural resources, including petroleum, asbestos, polychlorinated biphenyls, mold, and radon.

As used in this Agreement, the term “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

Section 3.17 Transactions with Related Parties.

(a) Except as set forth on Section 3.17(a) of the Company Disclosure Letter, since January 1, 2013, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed (and were not disclosed) under Item 404 of Regulation S-K promulgated under the Securities Act.

(b) Section 3.17(b) of the Company Disclosure Letter lists each Contract between or among the Company or any of its Subsidiaries, on the one hand, and any Related Person, on the other hand, (i) pursuant to which the Company or any of its Affiliates has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) to a Related Person or (ii) otherwise provides for any payments to be received by a Related Person. A “Related Person” shall mean (i) Daniel R. Baty, Stanley L. Baty or Brandon D. Baty or (ii) any immediate family member or Affiliate of any of the foregoing persons.

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Section 3.18 Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Wells Fargo Securities, LLC and Moelis & Company, the fees and expenses of which will be paid by the Company in accordance with the Company’s agreements with such firms (complete copies of which have heretofore been made available to Parent), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or its Subsidiaries. Section 3.18 of the Company Disclosure Letter sets forth, as of the date of this Agreement, the Company’s good faith estimate of the out-of-pocket fees and expenses it will incur to its financial, legal and other advisors in connection with this Agreement and the transactions contemplated hereby.

Section 3.19 Opinions of Financial Advisors. The Company Board has received the separate opinions of Wells Fargo Securities, LLC and Moelis & Company to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders (other than Parent, Merger Sub and their respective Affiliates) of shares of Company Common Stock, and complete copies of such written opinions will be made available to Parent, solely for informational purposes, as soon as practicable after the date of this Agreement.

Section 3.20 Company Residence Agreements. Except as set forth on Section 3.20 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is in default under, nor to the Company’s Knowledge is any Company Resident in default, or is there any dispute under or with respect to, any agreement (each such agreement, a “Company Residence Agreement”) between any person currently residing at a Company Facility (each, a “Company Resident”) and the owner, lessee or operator of such Company Facility, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of representative forms of Company Residence Agreements currently used in each of the Company Facilities have been made available to Parent prior to the date hereof. Except as set forth on Section 3.20 of the Company Disclosure Letter or as otherwise would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Residents of the Company Facilities have executed Company Residence Agreements and all Company Residence Agreements do not vary in any material respect from the forms of the applicable specimen agreements made available to Parent, and were entered into on an arms’ length basis.

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Section 3.21 Insurance. Section 3.21 of the Company Disclosure Letter lists each insurance policy (including policies providing casualty, liability, medical and workers compensation coverage) to which the Company or any Subsidiary is currently a party (the “Policies”). Except as set forth on Section 3.21 of the Company Disclosure Letter, correct and complete copies of all Policies have been provided to Parent prior to the date hereof. All Policies are in full force and effect, and, to the Knowledge of the Company, have been issued by licensed insurers, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid, and no notice of cancellation or termination has been received with respect to any Policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.21 of the Company Disclosure Letter sets forth the premium paid by the Company and its Subsidiaries for directors and officers liability insurance for fiscal year 2013.

Section 3.22 Labor Matters. No labor strike, work slowdown, work stoppage, lockout or other concerted labor action or dispute involving the employees of the Company or any of its Subsidiaries is pending, or to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries and, since December 31, 2010, there has not been any such action. Except as set forth on Section 3.22 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization or any work rules or practices agreed to with any labor organization applicable to employees of the Company or any of its Subsidiaries, and no collective bargaining or similar agreement is currently being negotiated by the Company or any of its Subsidiaries. Except as set forth on Section 3.22 of the Company Disclosure Letter, none of the employees of the Company or any of its Subsidiaries is represented by any labor organization in connection with their employment with the Company or any of its Subsidiaries. Except as set forth on Section 3.22 of the Company Disclosure Letter, no representation election petition or application for certification of a labor organization as the exclusive collective bargaining representative of any employees of the Company or any of its Subsidiaries has been served on the Company or any of its Subsidiaries within the past three years, nor, to the Knowledge of the Company, is such a petition or application pending with the National Labor Relations Board or any other Governmental Authority, and no labor organization is currently engaged in or, to the Knowledge of the Company, threatening organizational efforts with respect to any employees of the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries (i) is, and has been since December 31, 2010, in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and (ii) is not liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice). The Company and its Subsidiaries have not, at any time prior to the date that is 90 days before the Closing Date, without fully complying with the notice and other requirements of the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), effectuated (i) a “plant closing” (as defined in the WARN Act), affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the

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WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; or any similar action under applicable state or local Law requiring notice to employees in the event of a plant closing or mass layoff.

Section 3.23 Licensing Surveys. The Company is periodically subject to monitoring, inspections or survey reports, waivers of deficiencies, plans of correction, and other investigation reports or certifications by Governmental Authorities (collectively, “Licensing Surveys”). Except as set forth on Section 3.23 of the Company Disclosure Letter or except as otherwise would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no deficiencies or violations noted in any Licensing Surveys, and the Company or its Subsidiaries have remedied, discharged and complied in all material respects (or are in the process of so complying) with all applicable plans of correction, such that there are no violations or deficiencies with respect to any of the licenses issued and required by Governmental Authorities in connection with the ownership, maintenance and operation of the Company Facilities and the Company Management Properties or the operation of the business of the Company and the Subsidiaries.

Section 3.24 Resident Records. Except as set forth on Section 3.24 of the Company Disclosure Letter or except as otherwise would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of Company or any of the Subsidiaries has received written notice: (a) that Company Resident records, or records of residents at Company Management Properties, used or developed in connection with the business conducted at the Company Facilities or the Company Management Properties, respectively, have not been maintained in accordance with any applicable federal, state or local laws or regulations governing the preparation, maintenance of confidentiality, transfer and/or destruction of such records, and (b) of any deficiency in the Company Resident records, or records of residents at Company Management Properties, used or developed in connection with the operation of the business conducted at the Company Facilities or the Company Management Properties, respectively.

Section 3.25 Third Party Payor Reimbursement. All billing practices of the Company and its Subsidiaries with respect to the Company Facilities and the Company Management Properties, including the Government Programs (as defined below) and private insurance companies, have been in compliance with all applicable laws, regulations and policies of such third party payors and Government Programs, except where any failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 3.25 of the Company Disclosure Letter, since December 31, 2010, (i) none of the Company or any of its Subsidiaries has received written notice that the Company or any of its Subsidiaries has billed or received any payment or reimbursement that exceeds the amounts permitted by applicable Law by more than $10,000 individually, or $100,000 in the aggregate, except to the extent cured or corrected and all penalties or interest discharged in connection with such cure or correction and except for settling allowed amounts in ordinary course of business; (ii) none of the Company or any of its Subsidiaries has received written notice regarding a violation of or failure to comply with the requirements of a Government Program; and (iii) there is no pending, nor to the Knowledge of the Company, any threatened, proceeding or investigation under the Medicare or Medicaid

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program involving either the Company or any of its Subsidiaries, or any person who is an officer or director of the Company or any of its Subsidiaries, except in the case of (ii) and (iii) where any violation or failure to be in compliance, or the result of such proceeding or investigation, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of this Agreement, “Government Programs” shall refer to Title XVIII (“Medicare”) and Title XIX (“Medicaid”) of the Social Security Act, CHAMPUS, TRICARE and other federal, state or local governmental reimbursement programs, or successor programs to any of the above.

Section 3.26 State Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.27, the Company Board has taken all action necessary to render inapplicable to the Merger and the other transactions contemplated by this Agreement and the Voting Agreement the restrictions on business combinations contained in Chapter 23B.19 of the WBCA. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law is applicable to the Merger Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as set forth in the disclosure letter (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates; provided, that any fact or condition disclosed in any section of such disclosure letter in such a way as to make its relevance to a representation or representations made elsewhere in this Agreement or information called for by another section of such disclosure letter reasonably apparent shall be deemed to be an exception to such representation or representations or to be disclosed on such other section of such disclosure letter notwithstanding the omission of a reference or cross reference thereto) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), or (b) as disclosed in Parent SEC Documents filed or furnished by Parent after January 1, 2013 and publicly available prior to the date of this Agreement (the “Filed Parent SEC Documents”), but excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature; provided, that the exception provided for in this clause (b) shall be applied if, and only if, the nature and content of the applicable disclosure in any such Parent SEC Document filed prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein, Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.01 Organization, Standing and Corporate Power. Each of Parent, its Subsidiaries and Merger Sub is an entity duly organized, validly existing and in good standing (except to the extent the “good standing” concept is not applicable in any relevant jurisdiction) under the Laws of the jurisdiction in which it is formed and has all requisite power and authority to carry on its business as now being conducted. Each of Parent, its Subsidiaries and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which

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the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not resulted in, and would not reasonably be expected to result in, a Parent Material Adverse Effect (as defined herein). Parent has, prior to the date hereof, made available to the Company complete and correct copies of its Certificate of Incorporation (the “Parent Charter”) and Bylaws (the “Parent Bylaws”) and the charter and bylaws (or comparable organizational documents) of each of its material Subsidiaries, in each case as amended to the date of this Agreement.

Section 4.02 Capital Structure of Merger Sub; Subsidiaries.

(a) The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock. All of the issued and outstanding shares of Merger Sub Common Stock are owned, directly or indirectly, by Parent. Merger Sub does not have issued or outstanding any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Merger Sub to issue, transfer or sell any shares of Merger Sub Common Stock to any person.

(b) Except for Permitted Liens and except as set forth on Section 4.02(b) of the Parent Disclosure Letter, all the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of Parent have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Parent free and clear of all Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests. Except for the capital stock or other equity or voting interests of its Subsidiaries and those equity interests described on Section 4.02(b) of the Parent Disclosure Letter, Parent does not own, directly or indirectly, any capital stock or other equity or voting interests in any person.

Section 4.03 Capital Structure.

(a) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). At the close of business on February 18, 2014, (i) 126,782,404 shares of Parent Common Stock were issued and outstanding (2,428,401 of which were owned by Parent (as treasury stock or otherwise), (ii) 4,380,794 shares of unvested restricted stock were issued, (iii) 1,218,008 shares of Parent Common Stock were reserved for issuance in respect of current or future awards pursuant to Parent’s Omnibus Stock Incentive Plan, (iv) 6,850 restricted stock units were outstanding, (v) 1,383,449 shares of Parent Common Stock were reserved for future issuance in respect of current or future awards pursuant to Parent’s Associate Stock Purchase Plan, (vi) 85,472 shares of Parent Common Stock were reserved for issuance in respect of current or future awards pursuant to Parent’s Director Stock Purchase Plan, (vii) 13,749,980 shares of Parent Common Stock were reserved for issuance upon conversion of Parent’s Convertible Senior Notes Due 2018 (the “Parent Convertible Notes”), (viii) 21,568,632 shares of Parent Common Stock were reserved for issuance upon conversion of outstanding warrants related to the Parent Convertible Notes, and (ix) no shares of Parent Preferred Stock were issued or outstanding.

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(b) Except as set forth above in Section 4.03(a), there are no outstanding stock appreciation rights, rights to receive shares of Parent Common Stock on a deferred basis or other rights that are linked to the value of Parent Common Stock granted under the Parent Plans or otherwise. All outstanding shares of capital stock of Parent are, and all shares which may be issued pursuant to the Parent Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c) Except as set forth above in Section 4.03(a), there are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote. Except as set forth above in Section 4.03(a), (i) there are not issued, reserved for issuance or outstanding (A) any securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Parent or any of its Subsidiaries or (B) any warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or any obligation of Parent or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Parent or any of its Subsidiaries and (ii) there are not any outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Except as set forth on Section 4.03(c) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any such securities.

Section 4.04 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and, subject to the receipt of the Parent Shareholder Approval and the adoption of this Agreement by Parent as sole stockholder of Merger Sub, to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, subject, to receipt of the Parent Shareholder Approval and the adoption of this Agreement by Parent as sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity).

(b) As of the date hereof, the board of directors of Parent (the “Parent Board”), at a meeting duly called and held at which all the directors of Parent were present in person or by telephone, duly and unanimously adopted resolutions (i) declaring that this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this

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Agreement are advisable and in the best interests of Parent and Parent’s shareholders, (ii) approving and adopting this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement, and authorizing and approving the execution, delivery and performance of this Agreement in accordance with its terms and the consummation of the Merger and the other transactions contemplated hereby, (iii) directing that the approval of the issuance (the “Stock Issuance”) of shares of Parent Common Stock in connection with the Merger be submitted to a vote at the Parent Shareholders Meeting and recommending that Parent’s shareholders vote in favor of the Stock Issuance, and (iv) approving and declaring the advisability of an amendment to the Parent Charter to increase the authorized number of shares of Parent Common Stock to 500,000,000 (the “Parent Charter Amendment”), directing that the Parent Charter Amendment be submitted to a vote at the Parent Shareholders Meeting and recommending that Parent’s shareholders vote in favor of the Parent Charter Amendment (the recommendation referred to in clause (iii) and (iv), the “Parent Recommendation”). As of the date hereof, the board of directors of Merger Sub duly and unanimously adopted resolutions by written consent (i) determining that it is in the best interest of Merger Sub and Parent, as its sole stockholder, and declaring it advisable, to enter into this Agreement, (ii) authorizing and approving the execution, delivery and performance of this Agreement in accordance with its terms and the consummation of the Merger and the other transactions contemplated hereby, (iii) submitting the adoption of the Agreement to Parent as Merger Sub’s sole stockholder, and (iv) recommending that Parent, as Merger Sub’s sole stockholder, adopt this Agreement.

(c) The execution and delivery of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement (including, for the avoidance of doubt, the transactions contemplated by the Voting Agreement) and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent or any of its Subsidiaries under, (i) the Parent Charter or the Parent Bylaws or the comparable organizational documents of any of its Subsidiaries, (ii) except as set forth on Section 4.04(c) of the Parent Disclosure Letter, any Contract, to which Parent or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (iii) subject to the governmental filings and other matters referred to in Section 4.05, any Law applicable to Parent or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate (A) have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (B) would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder and (C) would not reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

(d) For purposes of this Agreement, “Parent Material Adverse Effect” shall mean any change, effect, event, circumstance, occurrence or state of facts that is materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence or state of facts to the extent relating to (i) the U.S. economy or

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financial markets in general; (ii) the industry in which Parent and its Subsidiaries operate in general; (iii) the announcement of this Agreement or the transactions contemplated hereby (provided that, for the avoidance of doubt, the exclusion set forth in this clause (iii) and clause (ix) shall not apply to Section 4.04(b), Section 4.05, Section 4.11(a), Section 4.12(g), or Section 4.14(d)(vii) hereof or for purposes of Section 7.03(a) with respect to such provisions); (iv) the failure of Parent to meet its publicly announced earnings guidance for any period, in and of itself (but not the underlying causes thereof); (v) changes in Laws; (vi) changes in accounting principles required by GAAP; (vii) acts of war or terrorism; (viii) changes in the trading price or volume of Parent Common Stock (but not the underlying cause for the change), (ix) actions taken by Parent as expressly required by this Agreement; or (x) outbreaks of epidemics or pandemics; provided that with respect to clauses (i), (ii), (v), (vii) and (x), such change, effect, event, circumstance, occurrence or state of facts (x) does not specifically relate to (or have the effect of specifically relating to) Parent and its Subsidiaries and (y) is not materially more adverse to Parent and its Subsidiaries than to other companies operating in the industry in which Parent and its Subsidiaries operate.

Section 4.05 Governmental Approvals. Except as set forth in Section 4.05 of the Parent Disclosure Letter, no consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or the other transactions contemplated by this Agreement, except (a) the premerger notification and report form under the HSR Act, (b) the filing with the SEC of such reports under, and other compliance with, the Securities Act, (c) the filing with the SEC of such reports under, and other compliance with, the Exchange Act, (d) the Certificate of Merger to be filed with the Secretary of State of the State of Delaware and the Articles of Merger to be filed with the Secretary of State of the State of Washington and appropriate documents to be filed with the relevant authorities of other states in which the Company is qualified to do business, (e) any Medicare or other required license-related filings including healthcare licenses, (f) the Joint Proxy Statement and the Form S-4, and declaration of effectiveness of the Form S-4, (g) such filings with, and approvals of, the NYSE as are required to permit the consummation of the Merger and the listing of the Merger Consideration, (h) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, and (i) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to (x) have a Parent Material Adverse Effect, (y) impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

Section 4.06 Parent SEC Documents; No Undisclosed Liabilities.

(a) Parent has timely filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed or furnished by Parent since December 31, 2010 (such documents, the “Parent SEC Documents”). No Subsidiary of Parent is required to file or furnish, or files or furnishes, any form, report or other document with the SEC. As of their respective

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dates, Parent SEC Documents complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information contained in any Parent SEC Document has been corrected by a later-filed Parent SEC Document that was filed prior to the date hereof. The financial statements of Parent included in Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied by Parent on a consistent basis during the periods and at the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(b) Except (i) as set forth in the financial statements included in Parent’s Annual Report on Form 10-K filed prior to the date hereof for the year ended December 31, 2012 and Parent’s Quarterly Report on Form 10-Q filed prior to the date hereof for the quarterly period ended September 30, 2013 or (ii) as incurred in the ordinary course of business since September 30, 2013, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.07 Information Supplied. None of the information supplied or to be supplied by Parent specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement will, at the date it is first mailed to the shareholders of the Company and of Parent, at the time of the Parent Shareholders Meeting and the Company Shareholders Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to Parent or any Subsidiary of Parent or other information supplied by or on behalf of Parent or any Subsidiary of Parent for inclusion therein, will comply as to form in all material respects with the provisions of the Exchange Act or the Securities Act, as applicable, and each such document required to be filed with any Governmental Authority (other than the SEC) in connection with the transactions contemplated herein will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. Notwithstanding the foregoing, no representation or warranty is made by Parent with

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respect to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

Section 4.08 Absence of Certain Changes or Events. Since the date of the most recent audited financial statements included in the Filed Parent SEC Documents until the date of this Agreement, except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby to the Company and to Parent’s financial and legal advisors, there has not been any change, effect, event, circumstance, occurrence or state of facts that individually or in the aggregate has had or would reasonably be expected to have a Parent Material Adverse Effect. Since the date of the most recent interim financial statements included in the Filed Parent SEC Documents until the date of this Agreement, neither Parent nor any of its Subsidiaries has taken any action that would violate the provisions of Section 5.01(b) had such provisions been applicable to Parent and its Subsidiaries as of such date.

Section 4.09 Litigation. Except as set forth on Section 4.09 of the Parent Disclosure Letter, there is no suit, action, claim, or proceeding pending or, to the Knowledge of Parent, threatened, and Parent has received no written notice of any investigation pending or threatened, in each case, against Parent or any of its Subsidiaries that (x) individually involves an amount in controversy in excess of $750,000, or (y) individually or in the aggregate has had or would reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, Parent or any of its Subsidiaries that individually or in the aggregate has had or would reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

Section 4.10 Contracts.

(a) Except as set forth on Section 4.10(a) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is a party to, and none of their respective properties or other assets is subject to, any Contract that is of a nature required to be filed as an exhibit to a report or filing under the Securities Act or the Exchange Act, other than any Contract that is filed as an exhibit to the Filed Parent SEC Documents.

(b) (i) None of Parent or any of its Subsidiaries (x) is, or has received written notice or has Knowledge that any other party to any of its Contracts is, in violation or breach of or default (with or without notice or lapse of time or both) under or (y) has waived or failed to enforce any rights or benefits under any Contract to which it is a party or any of its properties or other assets is subject, (ii) to the Knowledge of Parent, there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Contract, and (iii) each such Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, Parent or its Subsidiary, and, to the Knowledge of Parent, each other party thereto, except for violations, breaches, defaults, waivers or failures to enforce rights or benefits, or failures to be in full force and effect or to be legal, valid, binding or enforceable, covered by clauses (i), (ii) or (iii) above that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

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Section 4.11 Compliance with Laws.

(a) Except as set forth on Section 4.11 of the Parent Disclosure Letter, Parent and each of its Subsidiaries has been since December 31, 2010 and is in compliance with all Laws applicable to it, its properties or other assets or its business or operations, except for such violations or noncompliance that, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Parent and its Subsidiaries have in effect all material permits, licenses, registrations, variances, exemptions, authorizations, operating certificates, franchises, orders, approvals, and similar rights issued by or obtained from all Governmental Authorities (collectively, “Parent Permits”) necessary to carry on their businesses as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Parent Permit, except for such violation, default, terminations, amendments or cancellations that, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. There is no event which has occurred that, to the Knowledge of Parent, would reasonably be expected to result in the termination, revocation, cancellation, nonrenewal or adverse modification of any such Parent Permit that individually or in the aggregate would reasonably be expected to have a Parent Material Adverse Effect. Assuming all notices or consents contemplated by Section 4.05 are made or obtained, the execution and delivery of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any properties or other assets of Parent or any of its Subsidiaries under, any such Parent Permit.

(b) Since December 31, 2010, (i) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any third party service provider acting on behalf of Parent or any of its Subsidiaries, has received, nor otherwise has any Knowledge of, any written notice from any Governmental Authority that (x) alleges or relates to any material violation or noncompliance (or that Parent or any of its Subsidiaries or any such third party service provider is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged material noncompliance) with any applicable material Law or (y) would be reasonably likely to result in a material fine, assessment or cease and desist order, or the suspension, revocation or material limitation or restriction of any Parent Permit; and (ii) neither Parent nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its material noncompliance with, or violation of, any applicable Law.

(c) Parent and each of its Subsidiaries has timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Authority, including state health and regulatory authorities and any applicable Federal regulatory authorities, and have timely paid all taxes, fees

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and assessments due and payable in connection therewith, except where the failure to make such filings or payments would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(d) Parent and its Subsidiaries have implemented policies, procedures and/or programs designed to ensure that its agents and employees are in material compliance with all applicable Laws, including Laws, directives and opinions of Governmental Authorities relating to advertising, licensing and sales practices.

(e) Parent and each of its officers and directors are in compliance with, and have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(f) The records, systems, controls, data and information of Parent and its Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of Parent or a Subsidiary of Parent or its accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on Parent’s system of internal accounting controls. Parent and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including adopting policies and procedures that: (1) provide reasonable assurance that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with authorizations of management and directors of Parent; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements of Parent and its Subsidiaries in accordance with GAAP; (3) provide reasonable assurance that the records of Parent and its Subsidiaries are maintained in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s and its Subsidiaries’ assets that could have a material effect on the financial statements of Parent and its Subsidiaries. Parent’s principal executive officer and its principal financial officer have disclosed to the Parent’s auditors and the audit committee of the Parent Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. Parent has established and maintains disclosure controls and procedures required by Rule 13a-15 under the Exchange Act that are designed to ensure that material information relating to Parent required to be included in reports filed under the Exchange Act, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and its principal financial officer to material information required to be included in

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Parent’s periodic reports required under the Exchange Act. Since the enactment of Sarbanes-Oxley, none of Parent or any of its Subsidiaries has made any prohibited loans to any director or executive officer of Parent (as defined in Rule 3b-7 promulgated under the Exchange Act).

(g) Parent and its Subsidiaries have complied, in all material respects, with all applicable security and privacy standards regarding protected health information under all applicable Privacy Laws. To the Knowledge of Parent, Parent and its Subsidiaries, and their respective agents or employees, have been and continue to be in material compliance with the Privacy Laws.

(h) Parent and its Subsidiaries have reported to the Centers for Medicare and Medicaid Services all material information that is required to be reported regarding the current ownership and operation of Parent and its Subsidiaries.

(i) Neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any of its or its Subsidiaries’ current directors, employees, officers or independent contractors (i) has been convicted of any material violation of any Health Care Laws; (ii) has been threatened overtly in writing to be charged with or has been given written notice of any material violation or default of, any Health Care Law, including an actual, pending or threatened formal adverse action, as that term is defined in 42 U.S.C. § 1320a-7e(g); (iii) has been excluded or suspended from participation in any federal healthcare programs, as such term is defined in 42 U.S.C. § 1320a-7b(f); or (iv) has been debarred, suspended, proposed for debarment, declared ineligible, or voluntarily excluded by any Governmental Authority implementing a federal healthcare program.

(j) As applicable, each of Parent and its Subsidiaries is certified for participation in the Medicare or Medicaid program, or other Government Programs, has a current and valid provider contract and provider number(s) with such program, and is in material compliance with the conditions of participation in such program.

Section 4.12 Parent Benefit Plans.

(a) All “employee benefit plans” (as defined in Section 3(3) of ERISA), and all other material employee benefit plans, programs, agreements, policies, arrangements or payroll practices, including bonus plans, employment, consulting or other compensation agreements, collective bargaining agreements, incentive and other equity or equity-based compensation, or deferred compensation arrangements, retirement, pension, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programs (i) maintained by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries contributes or is obligated to contribute for current or former employees of Parent or any of its Subsidiaries (the “Parent Employees”) or directors or former directors thereof or to which Parent or any of its Subsidiaries is a party, or (ii) with respect to which Parent or any of its Subsidiaries may have direct or indirect liability (collectively, the “Parent Plans”) have been maintained in all material respects in accordance with their terms and with all provisions of ERISA, the Code and other applicable Laws, and neither Parent (or any of its Subsidiaries) nor, to the Knowledge of Parent, any “party in interest”

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or “disqualified person” with respect to the Parent Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA that would cause Parent or any of its Subsidiaries to incur any liability for any material amount. Neither Parent (or any of its Subsidiaries) nor, to the Knowledge of Parent, any other fiduciary of any Parent Plan has any material liability for breach of fiduciary duty or any other failure to act or comply with applicable Law in connection with the administration or investment of assets of any Parent Plan.

(b) Each of the Parent Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter as to its qualified status under the Code or is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on the favorable opinion or advisory letter issued to the sponsor of such prototype or volume submitter plan. Nothing has occurred since the date of any such letter that would reasonably be expected to adversely affect the qualified status of any such Parent Plan or the tax-exemption of any trust related thereto.

(c) None of Parent, its Subsidiaries or any trade or business (whether or not incorporated) that is treated as a single employer, with any of them under Section 414(b), (c), (m) or (o) of the Code (a “Parent ERISA Affiliate”) (or was so treated at any time during the six years immediately prior to the date of this Agreement) has (or, in the case of any former Parent ERISA Affiliate during the last six years, had at the time it was a Parent ERISA Affiliate) any current or contingent liability with respect to (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (ii) any Multiemployer Plan.

(d) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Parent Plans (including workers compensation) or by Law (without regard to any waivers granted under Section 412 of the Code), to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension), except where failure to do so has not resulted and would not reasonably be expected to result in any material liability to Parent or any of its Subsidiaries.

(e) There are no pending actions, claims or lawsuits that have been asserted or instituted against the Parent Plans, the assets of any of the trusts under the Parent Plans or the sponsor or administrator of any of the Parent Plans, or, to the Knowledge of Parent, against any fiduciary of the Parent Plans with respect to the operation of any of the Parent Plans (other than routine benefit claims), nor does Parent have any Knowledge of facts that could form a reasonable basis for any such action, claim or lawsuit, other than such actions, claims or lawsuits that individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(f) Except as set forth on Section 4.12(f) of the Parent Disclosure Letter, none of the Parent Plans provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except (i) as may be required under applicable Law, including, without limitation, COBRA, and which are provided at the sole expense of the participant or the participant’s beneficiary, (ii) benefits through the end of the month of termination of employment, (iii) death benefits attributable to deaths occurring at or

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prior to termination of employment, (iv) disability benefits attributable to disabilities occurring at or prior to termination of employment, and (v) the right to convert from group coverage to an individual policy that will be maintained at the sole expense of the participant or the participant’s beneficiary. Each of Parent and any Parent ERISA Affiliate which maintains a “group health plan” within the meaning of Section 5000(b)(1) of the Code has complied with the notice and continuation requirements of Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder, except where the failure to comply individually or in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either by themselves or when combined with any other event), will (i) result in any payment becoming due to any Parent Employee, (ii) increase any benefits otherwise payable under any Parent Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Parent Plan or (iv) result in any obligation to any trust or other arrangement with respect to compensation or benefits under a Parent Plan. Since January 1, 2013, Parent, including, for purposes of this sentence, the Parent Board, any committee thereof, any committee administering a Parent Plan and any officer of Parent, has not taken any action to increase the compensation or benefits payable after the date hereof to any Parent Employee, which increase may be directly or indirectly, partially or wholly, related to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either by themselves or when combined with any other event).

(h) Neither Parent nor any of its Subsidiaries has a contract, plan or commitment, whether legally binding or not, to create any additional Parent Plan or to modify any existing Parent Plan, except as required by applicable Law or tax qualification requirement or as necessary to conform a Parent Plan to applicable Law.

(i) Each Parent Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is in documentary compliance with, and Parent and its Subsidiaries have, since January 1, 2009, complied in practice and operation with, all applicable requirements of Section 409A of the Code. Neither Parent nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Parent Employee for any tax incurred by such Parent Employee, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(j) Any individual who performs services for Parent or any of its Subsidiaries (other than through a contract with an organization other than such individual) and who is not treated as an employee of Parent or any of its Subsidiaries for Federal income tax purposes by Parent or any of its Subsidiaries is not an employee for such purposes, except as individually or in the aggregate, together with any breach or breaches of Section 4.12(a) hereof (without regard to any materiality or Parent Material Adverse Effect qualifiers therein), has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

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Section 4.13 Taxes.

(a) Parent and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any valid extension of time within which to file), all income, franchise and other material tax returns required to be filed by it, and all such filed tax returns are correct and complete in all material respects. All taxes shown to be due on such tax returns, and all material taxes otherwise required to be paid by Parent or any of its Subsidiaries, have been timely paid.

(b) All taxes due and payable by Parent and its Subsidiaries have been adequately provided for in the financial statements of Parent and its Subsidiaries (in accordance with GAAP) for all periods covered by such financial statements. No material written deficiency with respect to taxes has been proposed, asserted or assessed against Parent or any of its Subsidiaries that has not been paid in full or fully resolved in favor of the taxpayer.

(c) The United States federal income tax returns of Parent and each of its Subsidiaries have been examined by and settled with (or received a “no change” letter from) the IRS (or, to the Knowledge of Parent, the applicable statute of limitations has expired) for all years through 2008. All material assessments for taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.

(d) Neither Parent nor any of its Subsidiaries is a party to, is bound by, or has any obligation under any tax allocation or tax sharing agreement or arrangement with any person pursuant to which it may have any obligation to make any payments after the Closing.

(e) Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(f) Since January 1, 2006, neither Parent nor any of its Subsidiaries has been a member of any consolidated, combined or unitary group other than each such group of which it is a member on the date hereof, and Parent and each of its Subsidiaries that is taxable as a corporation for Federal income tax purposes currently file Federal income tax returns on a consolidated basis with the “affiliated group” (within the meaning of Section 1504 of the Code) of which Parent is the common parent. Neither Parent nor any of its Subsidiaries has any liability for the taxes of any other person (other than Parent or any of its Subsidiaries) under any state, local or foreign Law, as a transferee or successor, by contract, or otherwise.

(g) No audits, investigations or other administrative or court proceedings are pending with any taxing authority or court with respect to any Federal, state or local income, franchise or other material taxes of Parent or any of its Subsidiaries, and no written notice thereof has been received by Parent or any of its Subsidiaries. To the Knowledge of Parent, no issue has been raised by any taxing authority in any tax audit within the past five years that is reasonably likely to be material to Parent or any of its Subsidiaries for any period after the Effective Time. Neither Parent nor any of its Subsidiaries has any outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any Federal, state or local income, franchise or other material taxes.

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(h) No written claim that could give rise to material taxes has been made within the previous five years by a taxing authority in a jurisdiction where Parent or any of its Subsidiaries does not file tax returns that Parent or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(i) Parent has, prior to the date hereof, made available to the Company correct and complete copies of (i) all income, franchise and other material tax returns of Parent and its Subsidiaries for the preceding three taxable years and (ii) any audit reports issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to income, franchise or other material taxes of Parent or any of its Subsidiaries.

(j) No Liens for taxes exist with respect to any properties or other assets of Parent or any of its Subsidiaries, except for Permitted Liens.

(k) All material taxes required to be withheld by Parent or any of its Subsidiaries (including withholding of taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provision under any foreign Laws) have been withheld, have been or will be duly and timely paid to the proper taxing authority, and have been or will be reported pursuant to applicable tax information reporting Laws.

(l) With respect to any taxable years ending on or before the Closing Date, neither Parent nor any of its Subsidiaries is required to include in income any material adjustment pursuant to Section 481(a) of the Code (or similar provision of state, local or foreign Law) by reason of a voluntary change in accounting method requested prior to the Closing Date, and the IRS has not proposed any such material adjustment or change in accounting method. Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, other than any such amount received in the ordinary course of business consistent with past practice, or (iii) cancellation of indebtedness income deferred pursuant to Section 108(i) of the Code.

(m) There is no power of attorney given by or binding upon Parent or any of its Subsidiaries with respect to taxes for any period for which the applicable statute of limitations (including any waivers and extensions) has not expired as of the date hereof.

(n) Neither Parent nor any of its Subsidiaries is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii) of the Code.

(o) Neither Parent nor any of its Subsidiaries has applied for, received, or has pending any request for a ruling or determination with respect to taxes or commenced negotiations or entered into a closing agreement or other similar agreement relating to taxes with any Governmental Authority.

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(p) Neither Parent nor any of its Subsidiaries has participated in, or otherwise made a filing with respect to, any “reportable transaction” within the meaning of Treasury Regulations § 1.6011-4(b). Neither Parent nor any of its Subsidiaries is a direct or indirect beneficiary of a guarantee of tax benefits or any other arrangement that has the economic effect of providing a guarantee of tax benefits (including a tax indemnity from a seller or lessee of property, or insurance protection with respect to tax treatment) with respect to any transaction, or formal tax opinion relating to Parent or any of its Subsidiaries.

(q) As of the date of this Agreement, to the Knowledge of Parent there is no fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.14 Intellectual Property; Software.

(a) As used herein (i) “Parent Intellectual Property” means the Intellectual Property and Software held for use or used in the business of Parent or its Subsidiaries as presently conducted and (ii) “Parent IP Licenses” means all Contracts (excluding “click-wrap” or “shrink-wrap” agreements or agreements contained in “off-the-shelf” Software or the terms of use or service for any Web site) pursuant to which Parent and its Subsidiaries have acquired rights in (including usage rights) to any Intellectual Property, or licenses and agreements pursuant to which Parent and its Subsidiaries have licensed or transferred the right to use any Intellectual Property, including license agreements, settlement agreements and covenants not to sue.

(b) Parent, or one of its Subsidiaries, owns or possesses all licenses or other legal rights to use, sell or license all material Parent Intellectual Property, free and clear of all Liens (other than Permitted Liens), except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, Parent and its Subsidiaries, taken as a whole.

(c) All material Trademark registrations and applications for registration, material Patents issued or pending and material Copyright registrations and applications for registration owned by Parent and its Subsidiaries are valid and subsisting, in full force and effect and have not lapsed, expired or been abandoned, and, to the Knowledge of Parent or its Subsidiaries, are not the subject of any opposition filed with the United States Patent and Trademark Office or any other intellectual property registry.

(d) Except as set forth on Section 4.14(d) of the Parent Disclosure Letter:

(i) to the Knowledge of Parent, no unresolved claims or threat of claims within the three (3) years prior to the date of this Agreement, have been asserted in writing by any third party against Parent or any of its Subsidiaries related to the use in the conduct of the businesses of Parent and its Subsidiaries that the Parent Intellectual Property or the conduct of the business of Parent and its Subsidiaries infringes, misappropriates or dilutes any Intellectual Property rights of any third party;

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(ii) to the Knowledge of Parent, the conduct of the businesses of Parent and its Subsidiaries does not infringe, misappropriate or dilute any Intellectual Property rights of any third party, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, Parent and its Subsidiaries, taken as a whole;

(iii) to the Knowledge of Parent, no third party is infringing, misappropriating or diluting any Parent Intellectual Property, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, Parent and its Subsidiaries, taken as a whole;

(iv) no settlement agreements, consents, judgments, orders, forbearances to sue or similar obligations limit or restrict Parent’s or any Subsidiary’s rights in and to any Parent Intellectual Property, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, Parent and its Subsidiaries, taken as a whole;

(v) to the Knowledge of Parent, there is no default under any of the Parent IP Licenses by Parent or any of its Subsidiaries or, by the other party thereto, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, Parent and its Subsidiaries, taken as a whole;

(vi) Parent and its Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets; and

(vii) the consummation of the transactions contemplated hereby will not result in the loss or impairment of Parent’s and its Subsidiaries’ rights to own or use any of the Parent Intellectual Property or obligate them to pay any royalties or other amounts to any third party in excess of the amounts payable by them prior to the Closing, nor will such consummation require the consent of any third party in respect of any Parent Intellectual Property, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, Parent and its Subsidiaries, taken as a whole.

Section 4.15 Real Property.

(a) With respect to each Parent Lease, except as set forth in Section 4.15 of the Parent Disclosure Letter or except as would not reasonably be expected to result in, individually or in the aggregate, material costs or liabilities to, or other material negative impact on, Parent and its Subsidiaries, taken as a whole:

(i) such Parent Lease is legal, valid, binding, enforceable and in full force and effect, subject to bankruptcy, insolvency, reorganization, moratoriums or similar laws now or hereafter in effect relating to creditor’s rights generally or to general principles of equity;

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(ii) neither Parent nor any Subsidiary nor, to the Knowledge of Parent, any other party, is in material breach or violation of, or material default under, any such Parent Lease, and no event has occurred, is pending or, to the Knowledge of Parent, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default by Parent or any Subsidiary or, to the Knowledge of Parent, any other party under such Parent Lease;

(iii) all leased Parent Facilities are supplied with utilities and other services adequate for the operation of said leased Parent Facilities and are in good repair and working order sufficient for normal operation of Parent’s business, subject to normal wear and tear, and adequate and suitable for the purposes for which they are presently being used;

(iv) to the Knowledge of Parent, each of the leased Parent Facilities has unlimited access to and from publicly dedicated streets, the responsibility for maintenance of which has been accepted by the appropriate Governmental Authority;

(v) to the Knowledge of Parent, no Security Interest, easement, covenant or other restriction or title matter applicable to the real property subject to any such lease, other than Permitted Liens, would reasonably be expected to materially impair the current uses or the occupancy by Parent or a Subsidiary of the property subject thereto;

(vi) there are no material disputes, oral agreements or forbearance programs between Parent or the applicable Subsidiary and the lessor with respect to such Parent Lease;

(vii) there are no outstanding options or rights of any party (other than Parent or its Subsidiaries) to terminate such Parent Lease prior to the expiration of the term thereof (except for termination rights following a casualty, condemnation, default or similar event);

(viii) to the Knowledge of Parent, all material components of all improvements located on or included with any real property subject to such Parent Lease, including, without limitation, the roofs and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, mechanical, sewer, waste water, storm water, paving and parking equipment, systems and facilities included therein, are, in all material respects, in good working condition and order (ordinary wear and tear excepted) and free from material structural or other material defects, adequate for the operation of such

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buildings and improvements for the purposes for which they are presently being used and Parent has maintained or caused to be maintained the same substantially in accordance with the terms of the Parent Lease;

(ix) no portion of any real property or improvements located thereon that is the subject of such Parent Lease has, during the term of such Parent Lease, suffered any damage by fire or other casualty loss which has not heretofore been completely repaired and restored in accordance with the terms of such Parent Lease except as would not, individually or in the aggregate, reasonably be expected to materially interfere with the use of such leased Parent Facility for the purposes for which they are presently being used; and

(x) there are no (i) to the Knowledge of Parent, pending or threatened condemnation proceedings relating to the real property that is the subject of such Parent Lease or (ii) pending or, to the Knowledge of the Company, threatened litigation, claims, actions, suits, proceedings, investigations or administrative actions relating to such Parent Lease or the real property and/or improvements that are the subject thereof.

For purpose of this Agreement, “Parent Facilities” shall mean each of the facilities owned, leased, subleased and operated (excluding facilities operated by Parent or any Subsidiary of Parent pursuant to a Parent Management Agreement) by Parent and its Subsidiaries.

For purpose of this Agreement, “Parent Lease” shall mean each lease pursuant to which Parent or any of its Subsidiaries lease all or part of a Parent Facility.

For purpose of this Agreement, “Parent Management Agreement” shall mean any agreement pursuant to which Parent or any Subsidiary of Parent operates or manages any real property for any party other than Parent or any Subsidiary of Parent.

For purpose of this Agreement, “Parent Management Properties” shall mean each facility that is the subject of a Parent Management Agreement.

(b) With respect to each parcel of real property owned by Parent and its Subsidiaries (each, a “Parent Owned Real Property”), except as set forth on Section 4.15(b) of the Parent Disclosure Letter or except as would not reasonably be expected to result in, individually or in the aggregate, material costs or liabilities to, or other material negative impact on, Parent and its Subsidiaries, taken as a whole:

(i) Parent or the Subsidiary that is the record owner thereof has good and clear record and marketable title to such Parent Owned Real Property, free and clear of any Security Interest, easement, covenant or other restriction or title matter applicable to such Parent Owned Real Property, other than Permitted Liens, which would reasonably be expected to materially impair the current uses or the occupancy by Parent or a Subsidiary of the property subject thereto;

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(ii) all owned Parent Facilities are supplied with utilities and other services adequate for the operation of said owned Parent Facilities and are in good repair and working order sufficient for normal operation of Parent’s business, subject to normal wear and tear, and adequate and suitable for the purposes for which they are presently being used;

(iii) to the Knowledge of Parent, each of the owned Parent Facilities has unlimited access to and from publicly dedicated streets, the responsibility for maintenance of which has been accepted by the appropriate Governmental Authority;

(iv) there are no (i) pending or, to the Knowledge of Parent, threatened condemnation proceedings relating to such Parent Owned Real Property or (ii) pending or, to the Knowledge of Parent, threatened litigation, claims, actions, suits, proceedings, investigations or administrative actions relating to such Parent Owned Real Property;

(v) except as would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the use or operation of the Parent Owned Real Property or the business conducted or proposed to be conducted at the Parent Owned Real Property, the existing buildings and improvements located on such Parent Owned Real Property are located entirely within the boundary lines of such Parent Owned Real Property or on permanent easements on adjoining land benefiting such Parent Owned Real Property and may lawfully be used under applicable zoning and land use laws (either as of right, by special permit or variance, or as a grandfathered use) for the purposes for which they are presently being used, and such Parent Owned Real Property is not located within any flood plain or subject to any similar type restriction for which any permits or licenses, if any, necessary to the use thereof have not been obtained;

(vi) there are no outstanding options or rights of first refusal to purchase such Parent Owned Real Property, or any portion thereof or interest therein;

(vii) neither Parent nor any Subsidiary has received written notice of any, and to the Knowledge of Parent there is no, proposed or pending proceeding to change or redefine the zoning classification of all or any portion of such Parent Owned Real Property;

(viii) to the Knowledge of Parent, the material improvements and mechanical and utility systems, including, without limitation, the roofs and structural elements of any buildings or structures and the heating, ventilation, air conditioning, plumbing, electrical, mechanical, sewer, waste water, storm water and parking systems and facilities serving the buildings and other improvements located on such Parent Owned Real Property, are, in all material respects, in good working condition and order (ordinary wear and tear

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excepted) and free from material structural or other material defects adequate for the operation of such buildings and improvements for the purposes for which they are presently being used;

(ix) such Parent Owned Real Property is assessed by local property assessors as a tax parcel or parcels separate from all other tax parcels;

(x) no portion of such Parent Owned Real Property has, during Parent’s or the applicable Subsidiary’s ownership, suffered any damage by fire or other casualty loss which has not heretofore been completely repaired and restored to its original condition (ordinary wear and tear excepted), except as would not, individually or in the aggregate, reasonably be expected to materially interfere with the use of such Parent Owned Real Property for the purposes for which they are presently being used; and

(xi) such Parent Owned Real Property is in material compliance with the terms and provisions of any restrictive covenants, easements, or agreements affecting such Parent Owned Real Property.

Section 4.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect in the case of clauses (b), (c) and (d) below (it being agreed that clause (a) below shall not be qualified by a Parent Material Adverse Effect), (a) no material written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no material action, claim, suit, proceeding or review or investigation is pending or, to the Knowledge of Parent or any of its Subsidiaries, threatened by any person against, Parent, any of its Subsidiaries or any person whose liability Parent or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law with respect to any matters relating to or arising out of any Environmental Law; (b) Parent and its Subsidiaries have been and are in compliance with all Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required for its operations under applicable Environmental Laws; (c) Parent and its Subsidiaries do not have any Environmental Liabilities and, to the Knowledge of Parent or any of its Subsidiaries, no facts, circumstances or conditions relating to, arising from, associated with or attributable to (i) any real property currently or formerly owned, operated or leased by Parent or its Subsidiaries or operations thereon or (ii) any person whose liability Parent or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law would reasonably be expected to result in Environmental Liabilities; and (d) with respect to any real property currently owned or leased by Parent or its Subsidiaries, or, to the Knowledge of Parent, formerly owned or leased by Parent or its Subsidiaries, there have been no Releases of Hazardous Materials that have or are reasonably likely to result in a claim against Parent or its Subsidiaries.

Section 4.17 Transactions with Related Parties. Since January 1, 2013, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which Parent or any of its Subsidiaries was or is to be a party, that would be required to be disclosed (and were not disclosed) under Item 404 of Regulation S-K promulgated under the Securities Act.

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Section 4.18 Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than CSCA Capital Advisors, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), the fees and expenses of which will be paid by Parent in accordance with Parent’s agreements with such firm, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or its Subsidiaries.

Section 4.19 Opinions of Financial Advisors. Parent has received the opinions of CSCA Capital Advisors, LLC and BofA Merrill Lynch to the effect that, as of the date of this Agreement and based on and subject to the assumptions and qualifications and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent, and complete copies of such written opinions will be made available to the Company, solely for informational purposes, as soon as practicable after the date of this Agreement.

Section 4.20 Parent Residence Agreements. Except as set forth on Section 4.20 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is in default under, nor to Parent’s Knowledge is any Parent Resident in default, or is there any dispute under or with respect to, any agreement (each such agreement, a “Parent Residence Agreement”) between any person currently residing at a Parent Facility (each, a “Parent Resident”) and the owner, lessee or operator of such Parent Facility, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.21 Insurance. All insurance policies (including policies providing casualty, liability, medical and workers compensation coverage) to which Parent or any Subsidiary is currently a party are in full force and effect, and, to the Knowledge of Parent, have been issued by licensed insurers, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.22 Labor Matters. No labor strike, work slowdown, work stoppage, lockout or other concerted labor action or dispute involving the employees of Parent or any of its Subsidiaries is pending, or to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries and, since December 31, 2010, there has not been any such action. Neither Parent nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization or any work rules or practices agreed to with any labor organization applicable to employees of Parent or any of its Subsidiaries, and no collective bargaining or similar agreement is currently being negotiated by Parent or any of its Subsidiaries. Except as set forth on Section 4.22 of the Parent Disclosure Letter, none of the employees of Parent or any of its Subsidiaries is represented by any labor organization in connection with their employment with Parent or any of its Subsidiaries. No representation election petition or application for certification of a labor organization as the exclusive collective bargaining

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representative of any employees of Parent or any of its Subsidiaries has been served on Parent or any of its Subsidiaries within the past three years, nor, to the Knowledge of Parent, is such a petition or application pending with the National Labor Relations Board or any other Governmental Authority, and no labor organization is currently engaged in or, to the Knowledge of Parent, threatening organizational efforts with respect to any employees of Parent or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and its Subsidiaries (i) is, and has been since December 31, 2010, in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and (ii) is not liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice). Parent and its Subsidiaries have not, at any time prior to the date that is 90 days before the Closing Date, without fully complying with the notice and other requirements of the WARN Act, effectuated (i) a “plant closing” (as defined in the WARN Act), affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Parent or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Parent or any of its Subsidiaries; or any similar action under applicable state or local Law requiring notice to employees in the event of a plant closing or mass layoff.

Section 4.23 Licensing Surveys. Parent is periodically subject to Licensing Surveys. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no deficiencies or violations noted in any Licensing Surveys, and Parent or its Subsidiaries have remedied, discharged and complied in all material respects (or are in the process of so complying) with all applicable plans of correction, such that there are no violations or deficiencies with respect to any of the licenses issued and required by Governmental Authorities in connection with the ownership, maintenance and operation of Parent Facilities and the Parent Management Properties or the operation of the business of Parent and the Subsidiaries.

Section 4.24 Resident Records. Except as otherwise would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or any of the Subsidiaries has received written notice: (a) that Parent Resident records, or records of residents at Parent Management Properties, used or developed in connection with the business conducted at Parent Facilities or the Parent Management Properties, respectively, have not been maintained in accordance with any applicable federal, state or local laws or regulations governing the preparation, maintenance of confidentiality, transfer and/or destruction of such records, and (b) of any deficiency in the Parent Resident records, or records of residents at Parent Management Properties, used or developed in connection with the operation of the business conducted at Parent Facilities or the Parent Management Properties, respectively.

Section 4.25 Third Party Payor Reimbursement. All billing practices of Parent and its Subsidiaries with respect to Parent Facilities, including the Government Programs (as defined below) and private insurance companies, have been in compliance with all applicable laws, regulations and policies of such third party payors and Government Programs, except where any

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failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as set forth on Section 4.25 of the Parent Disclosure Letter, since December 31, 2010, (i) none of Parent or any of its Subsidiaries has received written notice that Parent or any of its Subsidiaries has billed or received any payment or reimbursement that exceeds the amounts permitted by applicable Law by more than $10,000 individually, except to the extent cured or corrected and all penalties or interest discharged in connection with such cure or correction and except for billing and settling allowed amounts in ordinary course of business, (ii) none of Parent or any of its Subsidiaries has received written notice regarding a material violation of or failure to comply with the requirements of a Government Program; and (iii) there is no pending, nor to the Knowledge of Parent, any threatened, material proceeding or investigation under the Medicare or Medicaid program involving either Parent or any of its Subsidiaries, or any person who is an officer or director of Parent or any of its Subsidiaries, except in the case of (ii) and (iii) where any violation or failure to be in compliance, or the result of such proceeding or investigation, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.26 No Business Activities. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.27 Ownership of Company Common Stock. None of Parent, Merger Sub or any other Subsidiary of Parent is, nor at any time during the last two years has been, an “acquiring person” of the Company as defined in Chapter 23B.19 of the WBCA.

Section 4.28 Required Vote of Parent Shareholders. (a) The approval of the Stock Issuance by a majority of the votes cast on such proposal at the Parent Shareholders Meeting (provided, that the total votes cast on such proposal represent over 50% in interest of all securities entitled to vote on such proposal), as required by Section 312.03 and 312.07 of the NYSE Listed Company Manual, is the only vote of holders of securities of Parent which is required to approve the Stock Issuance and (b) the approval and adoption of the Parent Charter Amendment by the affirmative vote of the holders of a majority of the outstanding stock of Parent entitled to vote on the Parent Charter Amendment is the only vote of securities of Parent which is required to adopt the Parent Charter Amendment (the approvals referred to in clauses (a) and (b) collectively, the “Parent Shareholder Approval”) and no other vote of the holders of any class or series of Parent capital stock is necessary to approve the Stock Issuance, adopt the Parent Charter Amendment or to approve this Agreement, the Merger or the other transactions contemplated hereby.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01 Conduct of Business.

(a) Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and comply with all

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applicable Laws in all material respects, and, to the extent consistent therewith, use its commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants (provided that the Company shall not have any requirement to pay stay or retention bonuses or similar arrangements without Parent agreement to reimburse the Company, it being agreed that Parent shall not be required to reimburse the Company for any such arrangements permitted by this Agreement but not expressly requested by Parent) and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business shall not be materially impaired at the Effective Time. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as provided on Section 5.01(a) of the Company Disclosure Letter and except as expressly contemplated by this Agreement or required by applicable Laws, the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent (in the case of clauses (v), (vi), (vii)(D) to the extent in the ordinary course of business consistent with past practice such consent not to be unreasonably withheld, conditioned or delayed, and in the case of clause (ix), and, solely with respect to the foregoing clauses in this parenthetical, (xix), such consent not to be unreasonably withheld, conditioned or delayed):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date hereof in accordance with their terms on the date hereof);

(iii) amend the Company Charter or the Company Bylaws or the comparable charter or organizational documents of any of its Subsidiaries or adopt a shareholders’ rights plan (i.e., “poison pill”);

(iv) except in the ordinary course of business consistent with past practice, directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any division, business or equity interest of any person or (B) any assets forming part of such a division or business; provided, however, that in no event shall the Company and its Subsidiaries be permitted to acquire any such assets that have a purchase price in excess of $20,000,000 in the aggregate;

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(v) sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose of any of its properties or other assets with a fair market value in excess of $1,000,000 individually or $2,000,000 in the aggregate to a third party, except for Company Residence Agreements or leases or subleases by the Company as lessor or sublessor with respect to commercial leases for space used for purposes ancillary to the operation of the Company Facility entered into in the ordinary course of business consistent with past practices (but excluding any such leases or subleases with home health providers or therapy providers not terminable upon 60 days’ notice or less and without cost or penalty);

(vi) make capital expenditures which (1) involve the purchase of any real property or (2) are greater than an aggregate of $6,200,000 in any calendar month;

(vii) (A) repurchase, prepay or refinance any Indebtedness except as required by the terms of such Indebtedness; (B) incur any Indebtedness or guarantee any such Indebtedness of another person or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing; (C) make any loans, advances or capital contributions to, or investments in, any other person in excess of $750,000 in the aggregate, other than in the Company or in or to any direct or indirect wholly owned Subsidiary of the Company; or (D) except as set forth in Section 5.01(a)(vii) of the Company Disclosure Letter, enter into, amend or otherwise modify, renew or terminate any Contract in respect of any of the foregoing;

(viii) (A) pay, discharge, settle or satisfy any claims (other than claims of shareholders, which are addressed by Section 6.07), other than, (1)(a) with respect to general liability or professional liability matters that are set forth on the Case Estimate List, amounts not in excess of the estimated amount set forth on the Case Estimate List for the applicable claim, individually, and (b) with respect to general liability or professional liability matters for which the Company is insured; provided, however, that the sum of (x) the payments or settlements in (1)(a) above and (y) the deductibles or any amounts not otherwise fully covered by insurance applicable to the settled or resolved matters in (1)(b) above shall not exceed $7,500,000, in the aggregate, (2) solely with respect to general liability or professional liability matters arising after the date of this Agreement, for amounts not in excess of $150,000 individually, or $2,000,000, in the aggregate, (3) solely with respect to any other claim not included in (1) or (2) above, for amounts not in excess of $1,000,000 individually and $2,000,000, in the aggregate, and, in all

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cases, only if not involving any material limitation on the conduct of the business of the Company or its Subsidiaries, (B) waive or release any right of the Company or any of its Subsidiaries with a value in excess of $250,000 or (C) other than to the extent addressed in (A) or (B) above, pay, discharge, settle or satisfy any liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than in the ordinary course of business consistent with past practice;

(ix) except in the ordinary course of business consistent with past practice, (A) modify, amend or terminate any Contract (i) that by its terms is required to be disclosed pursuant to Section 3.10(b), or (ii) that would be required, as so amended or modified, to be disclosed pursuant to Section 3.10(b) or (B) enter into any Contract which if in effect on the date hereof would be required to be disclosed pursuant to Section 3.10(b); provided, that the Company shall not, without the prior written consent of Parent, (x) enter into any Contract which if in effect on the date hereof would be required to be disclosed pursuant to Section 3.10(b) pursuant to Section 3.10(b)(ii) or which would require consent of or notice to a third party in the event of or with respect to the Merger, or (y) fail to enforce any material rights under any Contract (other than any standstill provision, in which case, the Company shall give Parent written notice prior to waiving such standstill provision);

(x) enter, modify, amend or terminate (including by exercising any buyout, termination or similar right under) any Contract with any Affiliate of the Company;

(xi) except as set forth in Section 5.01(a)(xi) of the Company Disclosure Letter, enter into, amend or otherwise modify, renew, terminate, allow to expire, or exercise an extension or purchase option with respect to, any Company Lease (it being understood and agreed that, with respect to a Company Lease, in no event shall Parent withhold its consent to both (x) permitting the expiration of such Company Lease and (y) permitting the renewal of, or the exercise of an extension or purchase option with respect to, such Company Lease);

(xii) except as required to comply with applicable Law or any Contract disclosed in Section 3.12 of the Company Disclosure Letter or as agreed upon with Parent, (A) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries (other than annual or promotion raises to non-officer employees in the ordinary course of business consistent with past practice (both in timing and amounts)), (B) pay to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any benefit not provided for under any Contract or Company Plan as in effect on the date hereof and in a manner consistent with past practice, (C) grant any awards under any Company Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units,

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or restricted stock or the removal of existing restrictions in any Contract or Company Plan or awards made thereunder), (D) take any action to fund or in any other way secure the payment of compensation or benefits under any Contract or Company Plan other than pursuant to the terms of such Contract or Company Plan as in effect on the date hereof and in a manner consistent with past practice, (E) exercise any discretion to accelerate the vesting or payment of any compensation or benefit under any Contract or Company Plan, (F) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Plan or change the manner in which contributions to any Company Plan are made or the basis on which such contributions are determined or (G) adopt any new employee benefit plan or arrangement or amend, modify or terminate any existing Company Plan, in each case for the benefit of any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, other than as required by applicable Law or tax qualification requirement;

(xiii) modify, adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of the Company or any of its Subsidiaries;

(xiv) fail to use reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xv) change its fiscal year, revalue any of its material assets, or make any changes in financial, actuarial, reserving, statutory or tax accounting methods, principles or practices, except in each case as required by GAAP or applicable Law;

(xvi) make, change or rescind any material tax election or settle or compromise any material tax liability, or agree to an extension of a statute of limitations with respect to material taxes;

(xvii) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(xviii) enter into any other transaction or take any other action that would reasonably be expected to prevent or materially delay or impair the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement; or

(xix) authorize any of, or commit, propose or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time, except as provided on Section 5.01(b) of the Parent Disclosure Letter and

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except as expressly contemplated by this Agreement or required by applicable Laws, Parent shall not, and shall not permit any of its Subsidiaries to, without the Company’s prior written consent (in the case of clause (ii) and (solely with respect to the foregoing clause) (vii), such consent not to be unreasonably withheld, conditioned or delayed):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent or (B) split, combine or reclassify any of its capital stock;

(ii) except for transactions among Parent and one or more of its Subsidiaries or among one or more of Parent’s Subsidiaries, and except in connection with any financing related to the Merger and the other transactions contemplated by this Agreement, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units; provided, however, that Parent may (A) issue shares of Parent Common Stock (1) in respect of any current or future equity or equity based awards under the Parent Plans, (2) in order to finance, or as consideration in, acquisitions otherwise permitted by this Agreement, (3) in connection with financing or refinancing transactions related to, or reasonably advisable in connection with, this Agreement and the transactions contemplated hereby (including to fund fees and expenses) and (4) pursuant to outstanding convertible securities, including warrants, (B) grant equity and equity-based awards in the ordinary course of business or (C) pledge or otherwise encumber or subject to any Liens shares of capital stock of a Subsidiary of Parent in connection with financing or refinancing transactions in the ordinary course of business and permitted by this Agreement;

(iii) amend the Parent Charter (other than the Parent Charter Amendment) or the Parent Bylaws or the comparable charter or organizational documents of any of its Subsidiaries (other than in connection with the Merger and the other transactions contemplated by this Agreement) if such amendment would be adverse to Parent or the Company, or holders of Company Common Stock who receive Parent Common Stock in the Merger;

(iv) directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any division, business or equity interest of any person or (B) any assets forming part of such a division or business; except in each case, that would not, or would not reasonably be expected to, prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger before the Termination Date;

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(v) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(vi) enter into any other transaction or take any other action that would reasonably be expected to prevent or materially delay or impair Parent’s or Merger Sub’s ability to consummate the Merger and the other transactions contemplated by this Agreement; or

(vii) authorize any of, or commit, propose or agree to take any of, the foregoing actions.

(c) No Control. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(d) Other Actions. Except as otherwise contemplated or permitted by this Agreement, the Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, take any action that would reasonably be expected to result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified by materiality or Company Material Adverse Effect as the case may be, becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Merger set forth in Article VII not being satisfied.

(e) Advice of Changes; Filings. Each of the Company and Parent shall as promptly as practicable advise the other party orally and in writing upon obtaining Knowledge of (i) any representation or warranty made by it (and, in the case of Parent, made by Merger Sub) contained in this Agreement that is qualified as to materiality, Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, becoming untrue or inaccurate in any respect or any representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure of it (and, in the case of Parent, of Merger Sub) to comply with or satisfy in any respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement. The Company and Parent shall promptly provide, to the extent not publicly available, the other copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the transactions contemplated hereby.

Section 5.02 No Solicitation.

(a) The Subject Company shall not, nor shall it authorize or permit any of its Subsidiaries, any of its or their respective directors, officers, employees or any investment

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banker, financial advisor, attorney, accountant or other advisor, agent or representative retained by the Subject Company or any Subsidiary in connection with the transactions contemplated by this Agreement (in each case, in its or their capacity as such) (collectively, “Representatives”) to, directly or indirectly through another person, (i) solicit, initiate, cause, knowingly encourage, or knowingly facilitate, any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to a Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal, or furnish to any person any information in connection with or in furtherance of any Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Subject Company or any of its Subsidiaries shall be a breach of this Section 5.02(a) by the Subject Company. The Subject Company shall, and shall cause its Subsidiaries and instruct its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Takeover Proposal and, except as provided in Section 5.02(a) of the Company Disclosure Letter, request the prompt return or destruction of all confidential information previously furnished. Notwithstanding any of the foregoing in this Section 5.02(a), at any time prior to obtaining the Subject Company Shareholder Approval (and in no event after obtaining such Subject Company Shareholder Approval), in response to an unsolicited bona fide written Takeover Proposal made after the date hereof that the Subject Company Board determines in good faith (after receiving advice of a financial advisor of nationally recognized reputation and of its outside counsel) constitutes or is reasonably likely to lead to a Superior Proposal, the Subject Company may, if the Subject Company Board determines in good faith (after receiving advice of its outside counsel) that it is necessary to do so in order to comply with its fiduciary duties to the shareholders of the Subject Company under applicable Law, and subject to compliance with Section 5.02(c), and after giving the Other Party two (2) business days written notice of such determination, (A) furnish information with respect to the Subject Company and its Subsidiaries to the person (and its Representatives) making such Takeover Proposal pursuant to a customary confidentiality agreement not less restrictive of such person than the Confidentiality Agreement (the parties agreeing that the confidentiality agreement may exclude a standstill), provided, that all such oral or written information (to the extent that such information has not been previously provided to the Other Party) is provided or made available to the Other Party, as the case may be, prior to or substantially concurrent with the time it is provided or made available to such person, as the case may be, and (B) participate in discussions or negotiations with the person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal. Notwithstanding the foregoing, nothing in this Agreement shall preclude Parent from considering, participating in any discussions or negotiations regarding, or furnishing to any person any of Parent’s information in connection with or in furtherance of, or entering into any agreement providing for or in connection with, any inquiry, proposal or offer that would otherwise constitute a Takeover Proposal, so long as (i) such inquiry, proposal or offer contemplates a transaction that would not require or be subject an Adverse Recommendation Change by Parent or a termination of this Agreement and (ii) with respect to the entry into any such agreement or the consummation of the transactions contemplated by such agreement, such entry or consummation would not reasonably be expected to prevent or materially impair Parent’s or Merger Sub’s ability to consummate the Merger and the other transactions contemplated by this Agreement prior to the Termination Date (“Permitted Transaction”); provided however that the closing of the transactions contemplated by such agreement shall in no event occur prior to the Closing; provided further that for purposes of the definition of

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“Permitted Transaction,” references in the term “Takeover Proposal” to “20%” shall be deemed to be references to “50%”. For the avoidance of doubt, nothing in this Section 5.02(a) shall relieve any party from its obligations under Section 6.03 of this Agreement.

For purposes of this Agreement, “Takeover Proposal” shall mean, with respect to the Subject Company, any inquiry, proposal or offer, whether or not conditional and whether or not withdrawn, (a) for a merger, consolidation, dissolution, recapitalization or other business combination involving the Subject Company, (b) for the issuance of 20% or more of the equity securities of the Subject Company as consideration for the assets or securities of another person or (c) to acquire in any manner, directly or indirectly, 20% or more of the equity securities of the Subject Company or assets (including equity securities of any Subsidiary of the Subject Company) that represent 20% or more of the total consolidated assets of the Subject Company, other than the transactions contemplated by this Agreement or any Permitted Transaction.

For purposes of this Agreement, “Other Party” shall mean (a) Parent and Merger Sub, when used with respect to any Takeover Proposal for the Company, and (b) the Company, when used with respect to any Takeover Proposal for Parent or any Permitted Transaction.

For purposes of this Agreement, “Subject Company” shall mean (a) the Company, when used with respect to any Takeover Proposal for, or Intervening Event of, the Company, and (b) Parent, when used with respect to any Takeover Proposal for, or Intervening Event of, Parent or any Permitted Transaction.

For purposes of this Agreement, “Subject Company Board” shall mean (a) the Company Board, when the context refers to the Company as the Subject Company, and (b) the Parent Board, when the context refers to Parent as the Subject Company.

For purposes of this Agreement, “Subject Company Shareholder Approval” shall mean the Company Shareholder Approval or the Parent Shareholder Approval, as the case may be.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written offer made by a third party, that if consummated would result in such person (or its shareholders) owning, directly or indirectly, 50% or more of the shares of Company Common Stock or Parent Common Stock, as the case may be, then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the total consolidated assets of the Subject Company (i) on terms which the Subject Company Board determines in good faith (after receiving advice of a financial advisor of nationally recognized reputation and of its outside counsel and in light of all relevant circumstances, including, without limitation, all the terms and conditions of such proposal and this Agreement) to be more favorable to the shareholders of the Subject Company from a financial point of view than the transactions contemplated by this Agreement, (ii) which is reasonably likely to be completed, taking into account any financing and approval requirements and all other financial, legal, regulatory and other aspects of such proposal and (iii) for which financing, if a cash transaction (in whole or part), is then fully committed or reasonably determined to be available by the Subject Company Board.

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(b) Neither the Subject Company Board nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to the Other Party), or propose to withdraw (or modify in a manner adverse to the Other Party), the Company Recommendation, where the Company is the Subject Company, or the Parent Recommendation, where Parent is the Subject Company, (it being understood that taking a neutral position or no position with respect to a Takeover Proposal, other than a “stop, look and listen” statement in compliance with Rule 14d-9 promulgated under the Exchange Act, shall be considered an adverse modification) or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Takeover Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow the Subject Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, any Takeover Proposal (other than a confidentiality agreement pursuant to Section 5.02(a)). Notwithstanding the foregoing, the Subject Company Board may, prior to obtaining the Subject Company Shareholder Approval (and in no event after obtaining such applicable Subject Company Shareholder Approval), if the Subject Company Board determines in good faith (after receiving advice of its outside counsel) that it is necessary to do so in order to comply with its fiduciary duties to the shareholders of the Subject Company under applicable Law, (x) effect an Adverse Recommendation Change in light of a Superior Proposal or terminate this Agreement solely in order to concurrently enter into an agreement with respect to a Superior Proposal or (y) effect an Adverse Recommendation Change solely in response to an Intervening Event, but, in each case, only at a time that is after the fifth business day following the Other Party’s receipt of written notice from the Subject Company (an “Adverse Notice”) advising the Other Party that the Subject Company Board has determined, in the case of the preceding clause (x), that a Takeover Proposal is a Superior Proposal, that the Subject Company Board intends to make such Adverse Recommendation Change or to terminate this Agreement and containing all information required by Section 5.02(c), together with copies of any written offer or proposal in respect of such Superior Proposal, (it being agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new Adverse Notice and a new three business day period), and, in the case of the preceding clause (y), that the Subject Company Board intends to make such Adverse Recommendation Change, a description of the Intervening Event and the reasons for the Adverse Recommendation Change (it being agreed that changes in circumstances shall require a new Adverse Notice and a new three business day period). In determining whether to make an Adverse Recommendation Change or to terminate this Agreement in response to a Superior Proposal, the Subject Company Board shall take into account any changes to the terms of this Agreement in a bona fide written proposal by the Other Party (in response to an Adverse Notice or otherwise) in determining whether such third party Takeover Proposal still constitutes a Superior Proposal. In determining whether to make an Adverse Recommendation Change in response to an Intervening Event, the Subject Company Board shall take into account any changes to the terms of this Agreement in a bona fide written proposal by the Other Party (in response to an Adverse Notice or otherwise) in determining whether an Adverse Recommendation Change ceases to be necessary in order to comply with the Subject Company Board’s fiduciary duties to the shareholders of the Subject Company under applicable Law. In all cases, during the five (or three) business day period following delivery of an Adverse Notice, the Subject Company and its Representatives shall, if

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requested by the Other Party, negotiate in good faith with the Other Party and the Other Party’s Representatives to make such adjustments in the terms of this Agreement as would enable the Other Party to proceed with the Merger and the other transactions contemplated hereby on such adjusted terms without effecting an Adverse Recommendation Change or terminating this Agreement, as applicable.

For purposes of this Agreement, “Intervening Event” shall mean a material event, circumstance, change or effect that was not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to the Subject Company Board on the date of this Agreement, which event, circumstance, change or effect (including any change in probability or magnitude of consequences) becomes known to the Subject Company Board before the Subject Company Shareholder Approval is obtained; provided, that in no event shall (i) any action taken by either party pursuant to and in compliance with the affirmative covenants set forth in Section 6.03, and the consequences of any such action, constitute an Intervening Event, (ii) the receipt, existence of or terms of a Takeover Proposal for the Subject Company or any inquiry relating thereto or the consequences thereof constitute an Intervening Event of the Subject Company and (iii) any decline in the market price or trading volume of the securities of the Other Party constitute an Intervening Event of the Subject Company. For the avoidance of doubt, Parent’s entry into a definitive agreement providing for a Permitted Transaction may constitute an “Intervening Event” as to the Company or Parent.

(c) In addition to the obligations of the Subject Company set forth in paragraphs (a) and (b) of this Section 5.02, the Subject Company shall promptly advise the Other Party orally and in writing of any request for information or other inquiry that the Subject Company reasonably believes could lead to any Takeover Proposal or Permitted Transaction, the financial and other material terms and conditions of any such request, Takeover Proposal, Permitted Transaction or inquiry (including any changes thereto), the identity of the person making any such request, Takeover Proposal, Permitted Transaction or inquiry, and copies of any written offer, proposal or other documentation in respect of such request, Takeover Proposal, Permitted Transaction or inquiry. The Subject Company shall promptly keep the Other Party reasonably informed of the status and material details (including any change to the financial and other material terms thereof) of any such request, Takeover Proposal, Permitted Transaction or inquiry.

(d) Nothing contained in this Section 5.02 shall prohibit the Subject Company or the Subject Company Board from (i) complying with the Subject Company’s obligations required under Rules 14d-9 and 14e-2 promulgated under the Exchange Act or (ii) making any required disclosure to the shareholders of the Subject Company if, in the good faith judgment of the Subject Company Board (after consultation with outside counsel), failure to so disclose would constitute a violation of applicable Law; provided, however, that any such disclosure relating to a Takeover Proposal or Intervening Event (other than a “stop, look and listen” statement in compliance with Rule 14d-9 under the Exchange Act) shall be deemed an Adverse Recommendation Change unless the Subject Company Board reaffirms its recommendation and declaration of advisability of this Agreement and the Merger.

(e) Except as permitted by this Section 5.02, the Company will not approve a Takeover Proposal or Superior Proposal for purposes of Chapter 23B.19 of the WBCA.

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ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Preparation of the Form S-4; Shareholder Meetings.

(a) As soon as practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement and (ii) the Company and Parent shall prepare, and Parent shall cause to be filed with the SEC, the Form S-4, which will include the Joint Proxy Statement as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. The Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall respond promptly to any comments from the SEC or the staff of the SEC on the Joint Proxy Statement, and Parent shall respond promptly to any comments from the SEC with respect to the Form S-4. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement, or responding to any comments of the SEC with respect thereto, shall be made by the Company or Parent, without providing the other party and its counsel a reasonable opportunity to review and comment thereon. Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of its capital stock as may be reasonably requested in connection with any such actions. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment of, or supplement to, the Form S-4 or the Joint Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of the Company and Parent. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the

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SEC for amendments or supplements to the Form S-4 or the Joint Proxy Statement or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement, the Form S-4 or the Merger.

(b) The Company shall, as soon as practicable following the date of this Agreement, establish a record date for, and as soon as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold, a meeting of its shareholders (the “Company Shareholders Meeting”) solely for the purpose of obtaining the Company Shareholder Approval. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the shareholders of the Company and to hold the Company Shareholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Subject to Section 5.02(b), the Company shall, through the Company Board, recommend to its shareholders that they give the Company Shareholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Shareholder Approval.

(c) Parent shall, as soon as practicable following the date of this Agreement, establish a record date for, and as soon as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold, a meeting of its shareholders (the “Parent Shareholders Meeting”) solely for the purpose of obtaining the Parent Shareholder Approval. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the shareholders of Parent and to hold the Parent Shareholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Subject to Section 5.02(b), Parent shall, through the Parent Board, recommend to its shareholders that they give the Parent Shareholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Parent Shareholder Approval.

(d) The Company and Parent will use their respective reasonable best efforts to hold the Company Shareholders Meeting and the Parent Shareholders Meeting on the same date and as soon as practicable after the Form S-4 is declared effective under the Securities Act.

Section 6.02 Access to Information; Confidentiality. Each party shall afford to the other party and its Representatives reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of its and its Subsidiaries’ properties, books, contracts, commitments, personnel and records and, during such period, each party shall furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by such party during such period and not publicly available pursuant to the requirements of Federal or state securities Laws and (b) consistent with its legal obligations all other information concerning the party and its Subsidiaries’ business, properties and personnel as the other party or any of its Representatives may reasonably request; provided, however, that such party may restrict the foregoing access to the extent that any Law or treaty of any Governmental Authority applicable to it, or any Contract to which it is a party, or in order to maintain attorney-client privilege requires it to restrict access to any properties or information (provided that in any such case, the parties shall cooperate to seek to provide for access in a manner that does not violate any such Law, treaty or Contract or

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attorney-client privilege). Except for disclosures expressly permitted by the terms of the confidentiality agreement, dated as of February 15, 2013, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), each party shall hold, and shall cause its Representatives to hold, all information received from the other party, directly or indirectly, in confidence in accordance with and otherwise subject to the Confidentiality Agreement. No investigation pursuant to this Section 6.02 or information provided, made available or delivered pursuant to this Agreement will affect any of the representations or warranties of the Company or Parent contained in this Agreement or the conditions hereunder to the obligations of the parties hereto.

Section 6.03 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (a) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (b) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Authority, (c) the obtaining of all necessary consents, approvals or waivers from third parties, and (d) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement (but in the case of the consents and approvals contemplated by Sections 7.02(e) and 7.02(f) and notwithstanding any other provision of this Agreement, subject in all cases to the conditions described in Section 7.02(e) (it being understood and agreed that Parent shall not be required to pay any amounts in excess of the Cost Maximum for the purposes of obtaining such consents and approvals)). In connection with and without limiting the first sentence of this Section 6.03(a), each of the Company and the Company Board and Parent and the Parent Board shall (i) take no action to cause any state takeover statute or similar statute or regulation to become applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (ii) if any state takeover statute or similar statute is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, take all action reasonably necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated by this Agreement.

(b) In connection with and without limiting the foregoing, each of Parent and the Company shall make or cause to be made, as promptly as practicable, and no later than twenty (20) days after the date hereof, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in

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connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority and to any requests for additional information at the earliest practicable date, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. Such information can be shared on an outside counsel basis or subject to other restrictions to the extent deemed necessary or advisable by counsel for the disclosing party. To the extent practicable, and permitted by a Governmental Authority, each party hereto shall permit Representatives of the other party to participate in meetings (whether by telephone or in person) with such Governmental Authority. Each party shall use its reasonable best efforts to avoid the entry of any judgment that would restrain, prevent or delay the Closing.

(c) Notwithstanding the foregoing or anything else to the contrary in this Agreement, in the case of the consents and approvals contemplated by Section 7.01(b), Parent will not be required to (and the Company shall not without Parent’s prior written consent) (A) agree to, or proffer to, divest or hold separate any assets or any portion of any business of Parent or any of its Subsidiaries or, assuming the consummation of the Merger, the Company or any of its Subsidiaries, (B) not compete in any geographic area or line of business, (C) restrict the manner in which, or whether, Parent, the Company, the Surviving Corporation or any of their respective Affiliates may carry on business in any part of the world or (D) agree to any terms or conditions that would impose any obligations on Parent or any of its Subsidiaries or, assuming the consummation of the Merger, the Company or any of its Subsidiaries, to maintain facilities, operations, places of business, employment levels, products or businesses or otherwise take or agree to take any action except in the case of (A), (B), (C) and (D) in the aggregate as would not, or as would not reasonably be expected to, (i) be materially adverse to Parent and its Subsidiaries (including the Company and its Subsidiaries) taken as a whole, following the Effective Time; (ii) materially and adversely diminish the benefits reasonably expected to be derived by Parent from the transactions contemplated by this Agreement; (iii) without duplication, result in the incurrence (on a net basis) of any cost (including any breakage cost), expense, fee, judgment, settlement, penalty (including any prepayment penalty), or diminution in value or lost profit (but not revenue) (calculated for any such diminution in value or lost profit on a net present value basis), loss (including any loss on the sale of any asset relative to the fair market value thereof), concession (including any payments made to or received by a third party or that results from any entry into, or amendment or modification to, any Contract), or other liability in the aggregate in excess of $37,500,000 (including, for the avoidance of doubt, and without limiting the proviso at the end of this Section 6.03(c), as a result of a breach of, or default or cross-default under, any Contract); provided, however, that notwithstanding any other provision of this Agreement, in no event shall Parent or any of its Subsidiaries or the Company or its Subsidiaries be required to take any action that would, directly or indirectly, result in or reasonably be expected to result in any breach of, or default or cross-default under, any Contract (including any lease or management contract), with the understanding and agreement that, subject in all cases to the express limitations set forth in clauses (i) through (iv) of this paragraph, Parent and the Company shall take, and shall cause their Subsidiaries to take, all reasonable measures to avoid any such breaches, defaults or cross-defaults, which measures shall include, but not be limited to, with respect to any Governmental Authority or any third party (such as lessors, landlords, lenders,

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management companies and other counterparties), making reasonable requests, negotiating to reach acceptable resolutions, requesting waivers, engaging third party managers, substituting collateral, substituting leased assets, entering into a sublease or other assignment arrangement, and other commercially reasonable actions; or (iv) involve the divestiture of assets valued in the aggregate at a gross fair market value as determined in good faith by Parent in excess of $200,000,000.

Section 6.04 Indemnification, Exculpation and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors and officers of the Company and its Subsidiaries (the “Indemnified Parties”) as provided in the Company Charter or the Company Bylaws (in each case, as in effect on the date hereof) shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms for six years after the Effective Time.

(b) For six years after the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), covering the Indemnified Parties currently covered by the Company’s directors’ and officers’ liability insurance policy (a correct and complete copy of which has been heretofore made available to Parent), on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that Parent may substitute therefor a tail policy or policies of Parent containing terms with respect to coverage and amount no less favorable to such Indemnified Parties; provided, further, however, that in satisfying its obligation under this Section 6.04(b) Parent shall not be obligated to pay aggregate premiums in excess of 250% of the amount paid by the Company in its last full fiscal year, it being understood and agreed that, in the event that the requisite coverage is not available for aggregate premiums less than or equal to 250% of such prior year premium amount, Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 250% amount.

(c) The covenants contained in this Section 6.04 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives, and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

Section 6.05 Fees and Expenses. All fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of the Company and Parent shall bear and pay one-half of (a) the costs and expenses incurred in connection with filing, printing and mailing the Form S-4 and Joint Proxy Statement and (b) the filing fees for the premerger notification and report forms under the HSR Act.

Section 6.06 Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press

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release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

Section 6.07 Shareholder Litigation. Each party to this Agreement shall promptly advise the other parties orally and in writing of any shareholder litigation against the party and/or its directors relating to this Agreement, the Merger and/or the transactions contemplated by this Agreement and shall keep the other party reasonably informed regarding any such shareholder litigation. Each party shall give the other parties the opportunity to consult with the party regarding the defense or settlement of any such shareholder litigation, shall give due consideration to the other party’s advice with respect to such shareholder litigation and shall not settle any such litigation prior to such consultation and consideration provided, however, that the Company further will not, without Parent’s prior written consent, settle any shareholder litigation unless (a) the resolution of all such litigation requires direct or indirect payment from the Company or any of its Subsidiaries in an amount not to exceed the amount set forth in Section 6.07 of the Company Disclosure Letter; (b) the settlement does not involve or have the effect of imposing any remedy or restriction upon the Company, Parent or any of their respective Subsidiaries other than monetary damages and other than revisions to disclosures that would not reasonably be expected to be adverse in any material respect to the Company, Parent or any of their respective Subsidiaries; (c) the settlement provides that Company, Parent and their respective Subsidiaries and Representatives are released from all liability in connection therewith; and (d) none of Parent, Merger Sub, the Company, and their respective Subsidiaries and Representatives are required to admit any wrongdoing as part of the settlement.

Section 6.08 Employee Matters.

(a) Except as set forth in Section 6.08(a) of the Company Disclosure Letter, for a period of one year immediately following the Effective Time, Parent shall cause to be provided to individuals who are employed by the Company and its Subsidiaries immediately prior to the Effective Time and who remain employed thereafter by the Surviving Corporation, Parent or any of Parent’s Subsidiaries (the “Affected Employees”), compensation and employee benefits no less favorable in the aggregate than those provided to such Affected Employees immediately prior to the Effective Time.

(b) For purposes of eligibility, vesting and benefit accrual, level and entitlement, with respect to any benefit plan, program or arrangement (other than any defined benefit pension plan, retiree medical program or other retiree welfare benefit program), Parent shall, and shall cause the Surviving Corporation to, recognize (or with respect to any insured arrangement, use commercially reasonable efforts to recognize) the service of the Affected Employees with the Company and its Subsidiaries prior to the Effective Time to the same extent as such service was taken into account under the corresponding Company Plan for those purposes; provided, however, that such recognition shall not result in a duplication of benefits.

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(c) With respect to any welfare plan in which employees of the Company and its Subsidiaries are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees to the extent such conditions were satisfied (or not applicable) under the welfare plans of the Company and its Subsidiaries prior to the Effective Time and (ii) provide each such employee with credit for any co-payments and deductibles paid prior to the Effective Time and in the applicable plan year in which the Closing occurs in satisfying any analogous deductible or out-of-pocket requirements.

(d) Prior to the Effective Time, the Company shall terminate (i) all 401(k) plans sponsored by the Company or any of its Subsidiaries (each, a “Company 401(k) Plan”) and (ii) the Company’s Non-Qualified Deferred Compensation Plan, in each case, as of the date immediately preceding the Closing Date. All resolutions, notices or other documents issued, adopted or executed in connection with such terminations shall be subject to Parent’s reasonable prior review and comment. Each Affected Employee participating in (or eligible to participate in) a Company 401(k) Plan at the time such plan is terminated shall become eligible to participate at the Effective Time in a 401(k) plan sponsored by Parent or one of its Subsidiaries. Parent shall cause such Parent or Parent Subsidiary 401(k) plan to accept a direct rollover of any eligible rollover distribution (as defined in Section 402(c)(4) of ERISA), including any portion thereof that constitutes a loan to the participant, made on behalf of an Affected Employee from a Company 401(k) Plan.

(e) Nothing in this Section 6.08 shall be treated as an amendment of, or undertaking to amend, any benefit plan. The provisions of this Section 6.08 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.08, express or implied, shall confer upon any Affected Employee, or legal representative or beneficiary thereof or any other person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right in any employee or beneficiary of such employee or other person under a Company Plan that such employee or beneficiary or other person would not otherwise have under the terms of that Company Plan.

Section 6.09 Cooperation. Each of the Company and its Subsidiaries will, and will cause each of its Representatives to, use its reasonable efforts, subject to applicable Laws, to cooperate with and assist Parent and Merger Sub in connection with planning the integration of the Company and its Subsidiaries and their respective employees with the business operations of Parent and its Subsidiaries.

Section 6.10 Financing; Secondary Sale. The Company shall, if reasonably requested by Parent (a) in connection with Parent’s efforts to obtain any financing in connection with the transactions contemplated by this Agreement (“Financing”), cooperate in good faith with Parent, form or cause its Subsidiaries to form, on or prior to the Closing, new wholly owned Subsidiaries, and, at the Closing execute any documents, agreements and instruments and take such other actions as may be reasonably requested by Parent in connection with the Financing, all in such order, form and substance as reasonably requested by Parent and (b) as promptly as practicable, use its reasonable best efforts to assist Parent in complying with its obligations under

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Section 5.6 of the Stockholders Agreement, dated as of November 28, 2005 (as subsequently amended on or prior to the date of this Agreement), by and among Parent and the stockholders party thereto, to register and sell “Registrable Securities” under that agreement; provided that, in each case, such cooperation shall not prevent or materially impede or delay consummation of the Merger, unreasonably interfere with the ongoing business operations of the Company, require the expenditure of any material amount of money by the Company or any of its Subsidiaries (to the extent not reimbursed by Parent), violate any contract to which the Company or any of its Subsidiaries is a party, or violate any Company Permit or Law or subject the Company to any liability, encumbrance or obligation (not reimbursed or otherwise indemnified by Parent) if the Merger is not consummated.

Section 6.11 Certain Tax Matters. Each of Parent and the Company shall use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein. Neither Parent nor the Company shall take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

Section 6.12 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.13 Section 16 Matters. Prior to the Effective Time, the Company, Parent and Merger Sub each shall take all such steps as may be required to cause (a) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act, and (b) any acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 Board Representation. The parties shall take all actions necessary to provide that at the Closing, the Parent Board shall have appointed one (1) individual serving on the Company Board immediately prior to the Effective Time that is designated by the Company and reasonably acceptable to the Nominating and Corporate Governance Committee (the “Committee”) of the Parent Board (the “Company Designee”) to serve on the Parent Board in such class as Parent may determine in its sole discretion, provided that the term of such class does not expire prior to the third anniversary of the date hereof, initially, until the expiration of such Company Designee’s class term. The Company and Parent agree that in the event that the Company Designee is unable to serve, for any reason, as a director of Parent at the Effective Time, the Company shall have the right to designate another individual serving on the Company Board as of immediately prior to the Effective Time to serve as a director of Parent, and to become the Company Designee, in place of the Company Designee originally designated (the “Substitute Designee”); provided that such Substitute Designee shall likewise be reasonably acceptable to the Committee.

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ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Shareholder Approvals. Each of the Company Shareholder Approval and the Parent Shareholder Approval shall have been obtained.

(b) Antitrust. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act or any other applicable competition, merger control, antitrust or similar Law shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other Law, legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC that have not been withdrawn.

(e) Listing. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

Section 7.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in Sections 3.03 and 3.17(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (without regard to materiality or Company Material Adverse Effect qualifiers contained therein), except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, except where the failure of the representations and warranties to be true and correct individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The representations and warranties of the Company set forth in Section 3.03 shall be true and correct in all respects (subject to de minimis exceptions for breaches involving discrepancies of no more than 40,000 shares of Company Common Stock or stock options covering shares of Company Common Stock and subject to changes that result from the exercise of stock options after the date of this Agreement) as of the date of this

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Agreement and as of the Closing Date as though made on the Closing Date. The representations and warranties of the Company set forth in Section 3.17(b) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the effect of the foregoing three sentences.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) No Litigation. There shall not be pending or overtly threatened in writing any suit, action or proceeding by any Governmental Authority (i) challenging the acquisition by Parent or Merger Sub of any shares of Company Common Stock, seeking to restrain or prohibit the consummation of the Merger, seeking to place limitations on the ownership of shares of Company Common Stock (or shares of capital stock of the Surviving Corporation) by Parent or Merger Sub or (ii) seeking to require Parent (A) to take the actions or refrain from the actions set forth in Section 6.03(c) or (B) to incur any amount in excess of the amounts specified in Section 7.02(e).

(d) Restraint. No Restraint that would reasonably be expected to result, directly or indirectly, in any of the effects referred to in Section 7.02(c) shall be in effect.

(e) Regulatory and Lender Consents. The Company and Parent shall have obtained (i) such customary assurances as are customarily obtained under local custom and practice, if any (which, if applicable, may be satisfied by the mere expiry of a notice period without objection by the relevant governing authority), to allow a reasonable person, acting in good faith, to conclude that (A) all consents and approvals of federal or state Governmental Authorities necessary for the ownership, operation and management of each of the Company Facilities and the Company Management Properties following Closing have been issued or will be issued, as applicable, in the ordinary course and effective as of Closing and (B) all notice periods with respect to federal or state Governmental Authorities necessary for the ownership, operation and management of each such Company Facility and Company Management Property in such manner shall have expired (other than, in the case of (A) and (B), the consents, approvals and notice periods contemplated by Section 7.01(b)), and (ii) the lender consents set forth in Section 7.02(e) of the Parent Disclosure Letter, and any other consents of any lender to the Company or its Subsidiaries or any lender to a lessor under any Company Lease required in connection with the consummation of the transactions contemplated by this Agreement, and the Company shall have delivered copies thereof to Parent; provided, however, that such conditions will be deemed to be satisfied, in each case, unless (1) the sum of (x) any actual out-of-pocket losses (other than filing costs and legal or other consulting or professional advisor fees) to Parent, the Company and their respective Subsidiaries reasonably expected to, individually or in the aggregate, result from one or more failures existing with respect to such condition in clause (i), plus (y) any Lender Costs with respect to the condition in clause (ii), exceeds the Cost Maximum (it being understood and agreed that Parent shall be required to pay or incur all such amounts up to, but not in excess of, the Cost Maximum for the purposes of satisfying this condition) or (2) one or more failures of such conditions would, individually or in the aggregate, result or be reasonably likely to result, in a material adverse effect on Parent.

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For purposes of this Agreement, “Lender Costs” shall mean all costs (including the cost of capital with respect to any additional required collateral), expenses, damages, liabilities, concessions, fees, penalties and other charges reasonably expected to be paid to (or on behalf of) the lenders set forth in Section 7.02(e) of the Parent Disclosure Letter and any other lender to the Company or its Subsidiaries or any lender to a lessor under any Company Lease in connection with the consummation of the transactions contemplated by this Agreement, including in connection with any prepayment or defeasance of the applicable obligations and any application relating to the foregoing and the cost of any financing or refinancing of any such indebtedness; provided that costs, expenses, damages, liabilities, concessions, fees, penalties and other charges will in all cases exclude principal and interest payments pursuant to the terms of such indebtedness in effect as of the date hereof.

(f) Closing Regulatory Consents. The consents, authorizations, orders, permits and approvals listed on Exhibit B hereto, other than those consents, authorizations, orders, permits and approvals that are required to be made, obtained or given after the Effective Time, shall have been obtained and shall be in full force and effect and shall in no way have been impaired, repudiated, breached or otherwise invalidated.

(g) Pre-Signing Consents. Each of the consents listed on Section 7.02(g) of the Parent Disclosure Letter, obtained on or prior to the date of this Agreement, shall as of the Closing remain in full force and effect and shall in no way have been impaired, repudiated, breached or otherwise invalidated.

(h) Section 368 Opinion. Parent shall have received the written opinion of its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Parent, the Company and Merger Sub, reasonably satisfactory in form and substance to it.

(i) Dissenting Shares. No more than 7.5% of the Company Common Stock shall be Dissenting Shares.

(j) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, effect, event, circumstance, occurrence or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

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Section 7.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the representations and warranties of Parent set forth in Section 4.03) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (without regard to materiality or Parent Material Adverse Effect qualifiers contained therein), except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, except where the failure of the representations and warranties to be true and correct individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The representations and warranties of Parent set forth in Section 4.03 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to the effect of the foregoing two sentences.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Section 368 Opinion. The Company shall have received a written opinion of its counsel, Perkins Coie LLP, dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Parent, the Company and Merger Sub, reasonably satisfactory in form and substance to it.

(d) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, effect, event, circumstance, occurrence or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 7.04 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Sections 7.01, 7.02 or 7.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 6.03.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before the nine month anniversary of the date of this Agreement; provided, however, that if all of the conditions to Closing shall have been satisfied or shall be then capable of being satisfied (other than the conditions set forth in Section 7.02(c), (d), (e), or (f)), such date may be extended by either Parent or the Company by written notice to the other party, for one additional sixty (60) day period following such nine month anniversary (such applicable date, the “Termination Date”) if Parent or the Company, as applicable, in good faith believes those conditions are reasonably capable of being satisfied within the (60) day period; and provided, further, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

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(ii) if any Restraint having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger and the transactions contemplated by this Agreement shall be in effect and shall have become final and nonappealable;

(iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iv) if the Parent Shareholder Approval shall not have been obtained at the Parent Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or (b) and (ii) is incapable of being cured, or is not cured, by the Company within 30 calendar days following receipt of written notice from Parent of such breach or failure to perform;

(d) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or (b) and (ii) is incapable of being cured, or is not cured, by Parent or Merger Sub, as the case may be, within 30 calendar days following receipt of written notice from the Company of such breach or failure to perform;

(e) by Parent, if (i) the Company Board (or any committee thereof) shall have made an Adverse Recommendation Change or (ii) within ten (10) business days of the date any Takeover Proposal with respect to the Company shall have been made or communicated to the Company, the Company Board or any committee thereof shall have failed to publicly confirm its recommendation and declaration of advisability of this Agreement and the Merger; provided that Parent exercises its termination right within ten (10) Business Days of the failure;

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(f) by the Company, if the Company Board shall have exercised its termination rights set forth in Section 5.02(b); provided, that in order for the termination of this Agreement pursuant to this Section 8.01(f) to be deemed effective, the Company shall have complied with all provisions of Section 5.02, including the notice provisions therein, and paid the amounts required by Section 8.02;

(g) by the Company, if (i) the Parent Board (or any committee thereof) shall have made an Adverse Recommendation Change or (ii) within ten (10) business days of the date any Takeover Proposal with respect to Parent shall have been made or communicated to Parent, the Parent Board or any committee thereof shall have failed to publicly confirm its recommendation and declaration of advisability of this Agreement and the Merger; provided that the Company exercises its termination right within ten (10) Business Days of the failure; or

(h) by Parent, if the Parent Board shall have exercised its termination rights set forth in Section 5.02(b); provided, that in order for the termination of this Agreement pursuant to this Section 8.01(h) to be deemed effective, Parent shall have complied with all provisions of Section 5.02, including the notice provisions therein, and paid the amounts required by Section 8.02.

Section 8.02 Termination Fee and Shareholder Termination Payment.

(a) In the event that:

(i) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i), and (A) after the date of this Agreement but before the Termination Date a Takeover Proposal with respect to the Company shall have been made or communicated to the Company or shall have been made directly to the shareholders of the Company generally and (B) within twelve (12) months after such termination the Company shall have reached a definitive agreement to consummate, or shall have consummated a Takeover Proposal; provided that for purposes of this clause (B) all references in the definition of Takeover Proposal to 20% shall instead refer to 50%;

(ii) this Agreement is terminated by the Company pursuant to Section 8.01(f);

(iii) this Agreement is terminated by Parent pursuant to Section 8.01(c) and (A) after the date of this Agreement but before the date of such termination a Takeover Proposal with respect to the Company shall have been made or communicated to the Company or shall have been made directly to the shareholders of the Company generally and (B) within twelve (12) months after such termination the Company shall have reached a definitive agreement to consummate, or shall have consummated a Takeover Proposal; provided that for purposes of this clause (B) all references in the definition of Takeover Proposal to 20% shall instead refer to 50%; or

(iv) this Agreement is terminated by Parent pursuant to Section 8.01(e),

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then the Company shall (1) in the case of a Termination Fee payable pursuant to clauses (i) or (iii) of this Section 8.02(a), upon the earlier of the date of such definitive agreement and such consummation of a Takeover Proposal, (2) in the case of a Termination Fee payable pursuant to clause (ii) of this Section 8.02(a), on the date of such termination, or (3) in the case of a Termination Fee payable pursuant to clause (iv) of this Section 8.02(a), on the date that is two business days after the date of such termination, pay Parent a fee equal to the Termination Fee by wire transfer of same-day funds. Notwithstanding the foregoing sentence, any termination of this Agreement under Section 8.01(b)(i) by the Company shall be deemed to be a termination of this Agreement under Section 8.01(c) or Section 8.01(e) if Parent would be entitled to terminate this Agreement under Section 8.01(c) or Section 8.01(e) (or would have been entitled to terminate this Agreement but for Parent’s inability to terminate this Agreement as a result of any applicable waiting or notice period as prescribed in such provisions), respectively, at the time of such termination by the Company. In case of the termination of this Agreement by the Company or Parent pursuant to Section 8.01(b)(iii), then the Company shall pay Parent an amount equal to $13,500,000 (the “Company Shareholder Termination Payment”) (which amount is intended as compensation for transaction expenses); provided that the Company would not have been entitled to terminate this Agreement pursuant to Section 8.01(b)(iv) or Section 8.01(d). In the case of a Termination Fee payable pursuant to clause (iii) of this Section 8.02(a), the parties hereby agree that the Termination Fee (including the right to receive such fee or the payment of such fee) shall not limit in any respect any rights or remedies available to Parent and Merger Sub relating to any willful breach or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement resulting, directly or indirectly, in the right to receive the Termination Fee. In the event that either party terminates this Agreement pursuant to Section 8.01(b)(iii) and (A) after the date of this Agreement but before the Company Shareholder Meeting a Takeover Proposal with respect to the Company shall have been made or communicated to the Company or shall have been made directly to the shareholders of the Company generally and (B) within twelve (12) months after such termination the Company shall have reached a definitive agreement to consummate, or shall have consummated a Takeover Proposal, then the Company shall, upon the earlier of the date of such definitive agreement and such consummation of a Takeover Proposal, pay Parent the Termination Fee, less any portion of the Company Shareholder Termination Payment previously paid by the Company to Parent pursuant to this Section 8.02, by wire transfer of same-day funds; provided that for purposes of clause (B) of this sentence, all references in the definition of Takeover Proposal to 20% shall instead refer to 50%. Notwithstanding anything to the contrary contained in this Agreement, the Company in no event shall be obligated to pay more than one such Termination Fee with respect to all such agreements and occurrences and such termination.

“Termination Fee” (the “Termination Fee”) means a fee equal to $53,000,000 if payable by the Company to Parent, and $143,000,000 if payable by Parent to the Company.

(b) In the event that:

(i) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i), and (A) after the date of this Agreement but before

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the Termination Date a Takeover Proposal with respect to Parent shall have been made or communicated to Parent or shall have been made directly to the shareholders of Parent generally and (B) within twelve (12) months after such termination Parent shall have reached a definitive agreement to consummate, or shall have consummated a Takeover Proposal; provided that for purposes of this clause (B) all references in the definition of Takeover Proposal to 20% shall instead refer to 50%;

(ii) this Agreement is terminated by Parent pursuant to Section 8.01(h);

(iii) this Agreement is terminated by the Company pursuant to Section 8.01(d) and (A) after the date of this Agreement but before the date of such termination a Takeover Proposal with respect to Parent shall have been made or communicated to Parent or shall have been made directly to the shareholders of Parent generally and (B) within twelve (12) months after such termination Parent shall have reached a definitive agreement to consummate, or shall have consummated a Takeover Proposal; provided, that for purposes of this clause (B) all references in the definition of Takeover Proposal to 20% shall instead refer to 50%; or

(iv) this Agreement is terminated by the Company pursuant to Section 8.01(g),

then Parent shall (1) in the case of a Termination Fee payable pursuant to clauses (i) or (iii) of this Section 8.02(b), upon the earlier of the date of such definitive agreement and such consummation of a Takeover Proposal, (2) in the case of a Termination Fee payable pursuant to clause (ii) of this Section 8.02(b), on the date of such termination, or (3) in the case of a Termination Fee payable pursuant to clause (iv) of this Section 8.02(b) on the date that is two business days after the date of such termination, pay the Company the Termination Fee by wire transfer of same-day funds. Notwithstanding the foregoing sentence, any termination of this Agreement under Section 8.01(b)(i) by Parent shall be deemed to be a termination of this Agreement under Section 8.01(d) or Section 8.01(g) if the Company would have been entitled to terminate this Agreement under Section 8.01(d) or Section 8.01(g) (or would have been entitled to terminate this Agreement but for the Company’s inability to terminate this Agreement as a result of any applicable waiting or notice period as prescribed in such provisions), respectively, at the time of such termination by Parent. In case of the termination of this Agreement by the Company or Parent pursuant to Section 8.01(b)(iv), then Parent shall pay the Company an amount of $13,500,000 (the “Parent Shareholder Termination Payment”) (which amount is intended as compensation for transaction expenses); provided that Parent would not have been entitled to terminate this Agreement pursuant to Section 8.01(b)(iii) or Section 8.01(c). In the case of a Termination Fee payable pursuant to clause (iii) of this Section 8.02(b), the parties hereby agree that the Termination Fee (including the right to receive such fee or the payment of such fee) shall not limit in any respect any rights or remedies available to the Company relating to any willful breach or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement resulting, directly or indirectly, in the right to receive the Termination Fee. In the event that either party terminates this Agreement pursuant to Section 8.01(b)(iv) and (A) after

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the date of this Agreement but before the Parent Shareholder Meeting a Takeover Proposal with respect to Parent shall have been made or communicated to Parent or shall have been made directly to the shareholders of the Parent generally and (B) within twelve (12) months after such termination Parent shall have reached a definitive agreement to consummate, or shall have consummated a Takeover Proposal, then Parent shall, upon the earlier of the date of such definitive agreement and such consummation of a Takeover Proposal, pay the Company the Termination Fee, less any portion of the Parent Shareholder Termination Payment previously paid by Parent to the Company pursuant to this Section 8.02, by wire transfer of same-day funds; provided that for purposes of clause (B) of this sentence, all references in the definition of Takeover Proposal to 20% shall instead refer to 50%. Notwithstanding anything to the contrary contained in this Agreement, Parent in no event shall be obligated to pay more than one such Termination Fee with respect to all such agreements and occurrences and such termination.

(c) The parties acknowledge and agree that the agreements contained in Section 8.02(a) and Section 8.02(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If a party fails promptly to pay the amount due pursuant to Section 8.02(a), in the case of the Company, or Section 8.02(b), or in the case of Parent, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the non-paying party for the Termination Fee, the non-paying party shall pay to the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Section 8.03 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the provisions of the penultimate sentence of Section 6.02, Sections 6.05 and 8.02, this Section 8.03 and Article IX, which provisions shall survive such termination; provided that nothing herein shall relieve any party from any liability for any material breach hereof.

Section 8.04 Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Shareholder Approval or the Parent Shareholder Approval; provided, however, that after any such approvals have been obtained, there shall be made no amendment that by Law requires further approval by the shareholders of the applicable party without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.05 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 8.04, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

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Section 8.06 Procedure for Termination or Amendment. A termination of this Agreement pursuant to Section 8.01 or an amendment of this Agreement pursuant to Section 8.04 shall, in order to be effective, require, in the case of Parent or the Company, action by the Parent Board or the Company Board, as applicable, or, with respect to any amendment of this Agreement pursuant to Section 8.04, the Parent Board or the Company Board, as applicable, or the duly authorized committee or other designee of the Parent Board or the Company Board, as applicable, to the extent permitted by Law.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed), by e-mail of a pdf attachment (for which a confirmation email is obtained), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:

Brookdale Senior Living Inc.

111 Westwood Place, Suite 400

Brentwood, Tennessee 37027

Facsimile No.: (615) 564-8204

Attention: Chad C. White, Vice President, Co-General Counsel and Secretary – CWhite@brookdaleliving.com with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Facsimile No.: (212) 735-2000
Attention:	Joseph A. Coco – Joseph.Coco@skadden.com Peter D. Serating – Peter.Serating@skadden.com

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if to the Company, to:

Emeritus Corporation

3131 Elliott Avenue, Suite 500

Seattle, WA, 98112

Facsimile No.: (206) 204-6706

Attention: Mark A. Finkelstein, EVP–Corporate Development, General Counsel & Corporate Secretary – Mark.Finkelstein@emeritus.com with a copy to:

Perkins Coie LLP 1201 Third Avenue, Suite 4800 Seattle, Washington 98101 Facsimile No.: (206) 359-9577
Attention:	Andrew Bor – ABor@perkinscoie.com

Section 9.03 Definitions. For purposes of this Agreement:

(a) an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

(b) “Applicable Closing Price” means an amount equal to VWAP of Parent Common Stock, multiplied by 0.95 (or 95%).

(c) “Case Estimate List” means the list of amounts estimated by Company management for purposes of settlement as of the date of this Agreement, which list has been provided to Parent prior to the date of this Agreement.

(d) “Cost Maximum” means $23,500,000.

(e) “Health Care Laws” means (i) all rules and regulations of the Medicare and Medicaid programs, including any formal regulatory interpretation of such rules and regulations, the Federal Employee Health Benefit Program, and any other federal health care program; (ii) all federal laws, rules, regulations and applicable formal regulatory interpretation of such laws, rules and regulations relating to health care fraud and abuse, including, without limitation: (A) the Anti-Kickback Law, 42 U.S.C. § 1320a-7b, 42 C.F.R. § 1001.952, (B) the federal false coding statute, 42 U.S.C. § 1320a-7a, (C) the federal physician self-referral prohibition, 42 U.S.C. § 1395nn, 42 C.F.R. § 411.351 et seq., and (D) the false claims act, 31 U.S.C. § 3729 et seq.; (iii) any and all state laws relating to health care fraud and abuse; (iv) state laws relating to Medicaid or any other state health care or health insurance programs; (v) federal or state laws related to billing or claims for reimbursement submitted to any third party payor; (vi) any other federal or state laws relating to fraudulent, abusive or unlawful practices connected with the provision of health care items or services provided to a beneficiary of any state, federal

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or other governmental health care or health insurance program or any private payor; and (vii) any and all federal and state laws relating to insurance, third party administrator, utilization review and risk sharing products, services and arrangements and the like.

(f) “Indebtedness” of any person means, without duplication, (a) all obligations of such person for borrowed money, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person under conditional sale or other title retention agreements relating to property acquired by such person, (d) all obligations of such person in respect of the deferred purchase price of property or services (excluding (i) current accounts payable incurred in the ordinary course of business and (ii) accruals for payroll and other liabilities accrued in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the Indebtedness secured thereby has been assumed, (f) all guarantees by such person of Indebtedness of others (excluding guarantees of Indebtedness in favor of the Company or any of its Subsidiaries), (g) all capital lease obligations of such person, (h) all obligations, contingent or otherwise, of such person as an account party in respect of letters of credit and letters of guaranty, and (i) all obligations, contingent or otherwise, of such person in respect of bankers’ acceptances. The Indebtedness of any person shall include the Indebtedness of any other entity (including any partnership in which such person is a general partner) to the extent such person is liable therefor as a result of such person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such person is not liable therefor.

(g) a “Joint Venture” of any person means a person that is not a Subsidiary of such first person in which such first person or any of its Subsidiaries holds an equity interest.

(h) “Knowledge” of any person that is not an individual means, (i) with respect to the Company regarding any matter in question, the actual knowledge of the individuals listed in Section 9.03(h) of the Company Disclosure Letter and (ii) with respect to Parent regarding any matter in question, the actual knowledge of the individuals listed in Section 9.03(h) of the Parent Disclosure Letter;

(i) “Permitted Liens” means (i) any liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the use or value of the property subject thereto, (v) licenses of Intellectual Property in the ordinary course of business consistent with past practice, and (vi) any Liens described in, set forth in, or securing the Parent Leases or the Company Leases, as the case may be, or the Contracts described in Section 3.10(b) of the Company Disclosure Letter or the Contracts of Parent or any of its Subsidiaries;

(j) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

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(k) a “Subsidiary” of any person means (i) another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person, (ii) another person of which such first person or any of its Subsidiaries is a general partner, manager, managing member or the equivalent and (iii) a Joint Venture of such person. In this Agreement, the term “Subsidiary” when used with respect to Parent, shall include Merger Sub.

(l) “VWAP of Parent Common Stock” shall mean the volume weighted average price of Parent Common Stock for the ten (10) trading days immediately prior to the Closing Date, starting with the opening of trading on the first trading day to the closing of the last trading day prior to the Closing Date, as reported by Bloomberg.

Section 9.04 Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The parties have participated jointly in the negotiating and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 9.05 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

Section 9.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Letter, the Parent Disclosure Letter, the Exhibits hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all prior

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agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement and are not intended to confer upon any person other than the parties any rights, benefits or remedies.

Section 9.07 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion any of or all its rights, interests and obligations under this Agreement to any direct or indirect, wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations hereunder (except in the case of any such request). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.09 Specific Enforcement; Consent to Jurisdiction. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in any state court in the State of Delaware, without proof of actual damages, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or of any state court located in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Federal court located in the State of Delaware or a state court located in the State of Delaware and (d) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated by this Agreement in a Federal court located in the State of Delaware or of any state court located in the State of Delaware or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 9.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO

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REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

Section 9.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

[Signature page follows]

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

BROOKDALE SENIOR LIVING INC.

By:	/s/ T. Andrew Smith
	Name:	T. Andrew Smith
	Title:	Chief Executive Officer

BROADWAY MERGER SUB CORPORATION

By:	/s/ T. Andrew Smith
	Name:	T. Andrew Smith
	Title:	Chief Executive Officer

EMERITUS CORPORATION

By:	/s/ Mark A. Finkelstein
	Name:	Mark A. Finkelstein
	Title:	General Counsel & Corporate Secretary

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Exhibit A

Articles of Incorporation

EXHIBIT A

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EXHIBIT A

AMENDED ARTICLES OF INCORPORATION

OF

EMERITUS CORPORATION

ARTICLE 1. NAME

The name of this corporation is Emeritus Corporation.

ARTICLE 2. SHARES

This corporation shall have authority to issue [                ] shares of Common Stock having a par value of [                 per share].

ARTICLE 3. PREEMPTIVE RIGHTS

No preemptive rights shall exist with respect to shares of stock or securities convertible into or exercisable for shares of stock of this corporation.

ARTICLE 4. CUMULATIVE VOTING

The right to cumulate votes in the election of Directors shall not exist with respect to shares of stock of this corporation.

ARTICLE 5. DIRECTORS

The number of Directors of this corporation shall be determined in the manner provided by the Bylaws and may be increased or decreased from time to time in the manner provided therein.

ARTICLE 6. LIMITATION OF DIRECTOR LIABILITY

To the full extent that the Washington Business Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of Directors, a Director of this corporation shall not be liable to this corporation or its shareholders for monetary damages for conduct as a Director. Any amendments to or repeal of this Article shall not adversely affect any right or protection of a Director of this corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.

ARTICLE 7. SHAREHOLDER APPROVAL BY CONSENT IN LIEU OF MEETING

So long as this corporation is not a public company, corporate action required or permitted to be approved by a shareholder vote at a meeting of shareholders may be taken without a meeting or a vote if the corporate action is approved by a single shareholder consent or multiple counterpart shareholder consents executed by shareholders holding of record, or otherwise entitled to vote, in the aggregate not less than the minimum votes that would be necessary to approve such corporate action at a meeting at which all shares entitled to vote on the corporate action were present and voted.

ARTICLE 8. AUTHORITY TO AMEND ARTICLES OF INCORPORATION

This corporation reserves the right to amend or repeal any of the provisions contained in these Articles of Incorporation in any manner now or hereafter permitted by the Washington Business Corporation Act or by these Articles of Incorporation, and the rights of the shareholders of this corporation are granted subject to this reservation.

Exhibit B

Closing Regulatory Consents

See Section 3.05(e) of the Company Disclosure Letter.

EXHIBIT B

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Exhibit C

Voting Agreement

EXHIBIT C

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